UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Æterna Laboratories Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

007975105

(CUSIP Number)

Marc Paquet, Secretary
Société Générale de Financement du Québec
600, de la Gauchetière Street West, Suite 1700, Montreal,
Québec, Canada H3B 4L8; Telephone: (514) 876-9290

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 31, 2003

(Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of section
240.13d-1(e), section 240.13d-1(f) or section 240.13d-1(g), check
the following box ☐.

Note: Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See section 240.13d-7(b) for other parties to whom copies are to
be sent.

* The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to
the subject class of securities, and for any subsequent amendment
containing information which would alter disclosures provided in
a prior cover page.

The information required on the remainder of this cover page
shall not be deemed to be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall

be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007975105
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1) NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Société Générale de Financement du Québec and SGF Santé Inc.

   IRS Identification No.   Not applicable.
----
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   ☐
   ☐
----
3) SEC USE ONLY
----
4) SOURCE OF FUNDS   PF
----
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
----
6) CITIZENSHIP OR PLACE OF ORGANIZATION   CANADA

NUMBER OF   7) SOLE VOTING POWER   10,810,878*
SHARES   --
BENEFICIALLY   8) SHARED VOTING POWER   0
OWNED BY   --
EACH   9) SOLE DISPOSITIVE POWER   10,810,878*
REPORTING   --
PERSON WITH   10) SHARED DISPOSITIVE POWER   0
----
11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON   10,810,878*
----
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES   ☐
----
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 26.1%*

*includes and after giving effect to (i) 3,477,544 Subordinate
Voting Shares issuable upon conversion (capital and interest) of
the CAN$12,500,000 convertible loan described under Item 4 below
and (ii) 2,000,000 Subordinate Voting Shares issuable upon the
exercise of warrants held by SGF Santé Inc. to purchase an equal
number of shares at a price of CAN$20.00 per share and which
expire on December 31, 2003. Calculation is made on the basis of
35,966,427 Subordinate Voting Shares issued as of March 26, 2003.
----
14) TYPE OF REPORTING PERSON (See Instructions)   HC

Item 1.   Security and Issuer

        This Amendment No. 1 (this "Amendment") to the filers' statement on Schedule 13D dated April 19, 2003 relates to Subordinate Voting Shares, no par value per share, of Æterna Laboratories Inc. (the "Company"), a corporation duly incorporated under the *Canada Business Corporations Act*, which has its principal executive offices at 1405, boulevard du Parc-Technologique, Québec, Québec, Canada G1P 4P5.

        This Amendment hereby amends and restates the filers' previous statement on Schedule 13D dated April 19, 2002.

Item 2.   Identity and Background

(a)   This Amendment is filed by Société Générale de Financement du Québec ("SGF"), an entity duly incorporated under the laws of Québec, and SGF Santé Inc. ("SGF Santé"), an entity duly incorporated pursuant to Part IA of the *Companies Act* (Québec) and a wholly-owned subsidiary of SGF. SGF is a crown corporation owned by the Government of Québec.

        The name of each director and each executive officer of SGF and SGF Santé is set forth in Exhibit 1 hereto, which is incorporated herein by reference.

(b)   The principal business offices of SGF and SGF Santé are both located at 600, de la Gauchetière Ouest, Bureau 1700, Montréal, Québec, Canada H3B 4L8.

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.

(c)   The principal business of SGF is to implement economic development projects within normal profitability conditions, in cooperation with partners, through affiliates and subsidiaries such as SGF Santé.

        The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.

(d)-(e)   Neither SGF, SGF Santé nor, to the knowledge of SGF and SGF Santé, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 hereto, which is incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration

       On March 31, 2003, SGF Santé granted a term loan (the "Term Loan") of CAN$12,500,000 in favour of the Company under a loan agreement a copy of which is attached hereto as Exhibit 2 which is incorporated herein by reference. This loan agreement also relates to another CAN$12,500,000 term loan granted to the Company by another party. The Term Loan matures on March 31, 2006 and bears interest at an annual rate of 12%. Interest is payable once a year on the anniversary date of the Term Loan, subject to the Company's right to defer payment of interest on the Term Loan until March 31, 2006. SGF Santé has the option to convert all or any part of the Term Loan, plus accrued and unpaid interest thereon, at any time during the term into Subordinate Voting Shares of the Company, at a price of CAN$5.05 per share.

       SGF Santé obtained the funds for the Term Loan entirely from its own resources.

Item 4.   Purpose of Transaction

       SGF, through its wholly-owned subsidiary SGF Santé, made the Term Loan for investment purposes. SGF intends to review its investment in the Company periodically and may, depending on relevant economic and financial markets conditions and matters relating to the Company, acquire additional securities of the Company or sell any such securities. Any subsequent acquisition or disposition of such securities may be made by way of market purchases and sales, private agreements or otherwise.

Except as described above and in Item 6 below, neither SGF nor SGF Santé has any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

(j) any action similar to any of those enumerated in clauses (a)-(i) above.

Item 5.   Interest in Securities of the Issuer

(a)   SGF, through its wholly-owned subsidiary SGF
Santé, may, pursuant to Rule 13d-3 of the Exchange Act, be
deemed to be the beneficial owner of 10,810,878 Subordinate
Voting Shares. This includes (i) 3,477,544 Subordinate Voting
Shares issuable upon conversion (capital and interest) of the
Term Loan described under Item 4 above and (ii) 2,000,000
Subordinate Voting Shares issuable upon the exercise of warrants
held by SGF Santé Inc. to purchase an equal number of shares at a
price of CAN$20.00 per share expiring on December 31, 2003. This
constitutes approximately 26.1% of the outstanding shares
after giving effect to the shares issuable upon conversion
of the Term Loan and upon exercise of the warrants described
above and based on 35,966,427 Subordinate Voting Shares
outstanding as of March 26, 2003.

(b)   SGF, through its wholly-owned subsidiary SGF
Santé, has the sole power to vote, direct the vote of,
dispose of or direct the disposition of any and all
Subordinate Voting Shares held by SGF Santé.

(c)   Except as set forth herein or in Exhibits filed
herewith, neither SGF, SGF Santé nor, to the knowledge of
SGF and SGF Santé, any other person named in Item 2(a) above
has effected any transaction in the Subordinate Voting
Shares within the past sixty days.

(d)   Except as set forth in this Item 5, to the
knowledge of SGF and SGF Santé, no other person has the
right to receive or the power to direct the receipt of
dividends from, or the proceeds from the sale of, the
Subordinate Voting Shares of the Company held by SGF Santé.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the
            Issuer

        The information provided in Item 4 above is
incorporated herein by reference.

        SGF Santé is a party to an agreement dated
April 9, 2002(the "Voting Agreement") with Mr. Éric Dupont,

the controlling shareholder of the Company, under which Mr. Dupont has agreed (i) to vote his shares of the Company in favor of the election of a representative of SGF Santé, and a representative designated jointly by SGF Santé and Mr. Dupont, to the Company's board of directors and (ii) as long as Mr. Dupont owns a majority of the votes attaching to the voting shares of the Company, not to vote his shares in favor of certain significant changes affecting the Company without the prior consent of SGF Santé. A copy of this agreement was filed with the filers' previous statement on Schedule 13D dated April 19, 2002 and is incorporated herein by reference.

Item 7.   <u>Material to Be Filed as Exhibits</u>

     The exhibits listed on the Index of Exhibits of this Amendment are filed herewith or incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April _28_ , 2003

Société Générale de
Financement du Québec

By (signed) Marc Paquet
    Name: Marc Paquet
    Title: Secretary

SGF Santé Inc.

By (signed) Marc Paquet
    Name: Marc Paquet
    Title: Secretary

INDEX OF EXHIBITS

Exhibit 1

Directors and Officers of SGF

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Claude Blanchet	Chairman of the Board and President and Chief Executive Officer and Director	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Chairman of the Board and President and Chief Executive Officer and Director of SGF	Canadian
Richard Fredette	Vice-President, Corporate Planning	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Vice-President, Corporate Planning of SGF	Canadian
Dino Fuoco	Senior Vice-President and Chief Financial Officer	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Senior Vice-President and Chief Financial Officer of SGF	Canadian
André Roy	Senior Vice-President, Administration	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Senior Vice-President, Administration of SGF	Canadian
Jean-Yves Duthel	Vice-President, Communications and Public Relations	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Vice-President, Communications and Public Relations of SGF	Canadian

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Marc Paquet	Vice-President, Legal Affairs and Secretary	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Vice-President, Legal Affairs and Secretary of SGF	Canadian
Roland O. Cyrenne	Director	3285, Bedford Road, Montreal, Québec, Canada H3S 1G5	Vice-President of the Board, Kruger Inc.	Canadian
Philip L. Engelhardt	Director	935, Menlo Oaks Drive, Menlo Park, CA 94025-2355 USA	___	American
Rudolph Hanisch	Director	Brienner Strasse 18, 80333 Munich Germany	Director, Bayerische Landesbank Gironzentrale	German
Thomas O. Hecht	Director	5485, Paré, Montreal, Québec, Canada H4P 1P7	President, Haemosan Inc.	Canadian
Claude Lamonde	Director	425, de Maisonneuve Blvd. West, Suite 1200, Montreal, Québec, Canada H3A 3G5	Executive Vice-President, Optimum Réassurances Inc.	Canadian

Name	Title	Principal Business Address	Principal Occupation	Citizenship
John LeBoutillier	Director	Suite 5000, 8475, Christophe-Colomb Av., Montreal, Québec, Canada H2M 2N9	Chairman of the Board, Intellium Technologies	Canadian
Diane Marleau	Director	1303, Greene Avenue, 2nd Floor, Montreal, Québec, Canada H3Z 2A7	Vice-President, Études Économique Conseil Canada Inc.	Canadian
Pierre Bernard	Director	1180, de la Rive-Boisée Road, Pierrefonds, Québec, Canada H8Z 2Z1	President and Chief Operating Officer of RPM Tech Inc.	Canadian
Jean Bienvenue	Director	3100, St-Prosper Street, Saint-Hyacinthe, Québec, Canada J2S 2A4	Director of Frigo Royal Inc.	Canadian
Normand Legault	Director	Suite 4500, 1250, René-Lévesque Blvd West., Montreal, Québec, Canada H3B 4W8	President and Chief Executive Officer of GPF1 Inc.	Canadian
Jean Pierre Mortreux	Director	Suite 100, 7190, Frédérick-Banting Street, St-Laurent, Québec, Canada H4S 2A1	President and Chief Executive Officer of Thales Avionique Canada Inc.	Canadian

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Michel Boivin	Director	Suite A-303, 5700, 4th Avenue West, Charlesbourg, Québec, Canada G1H 6R1	Deputy Minister	Canadian
Francis Bellido	Vice-President, Development, Health	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	President and COO of SGF Santé	Swiss

Directors and Officers of SGF Santé

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Francis Bellido	President, COO and Director	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	President and COO of SGF Santé	Suisse
Claude Blanchet	Director and Chairman of the Board	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Chairman of the Board and President and Chief Executive Officer and Director of SGF	Canadian
Marc Paquet	Secretary	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Vice-President, Legal Affairs and Secretary, SGF	Canadian
André Roy	Director	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Senior Vice-President, Administration, SGF	Canadian
Dino Fuoco	Director	600, de la Gauchetière Street West, Suite 1700, Montreal, Québec, Canada H3B 4L8	Senior Vice-President and Chief Financial Officer, SGF	Canadian

Exhibit 2

Loan Agreement

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25 000 000 $ CA

CONVENTION DE PRÊT

entre

LES LABORATOIRES AETERNA INC.
À TITRE D'EMPRUNTEUR

- et -

LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)

- et -

SGF SANTÉ INC.
À TITRE DE PRÊTEURS

EN DATE DU 31 MARS 2003

TABLE DES MATIÈRES

TABLE DES MATIÈRES

(suite)

TABLE DES MATIÈRES

(suite)

ANNEXES

A   Définitions
B   Propriété Intellectuelle
C   Violation de Droits de Propriété Intellectuelle
D   Non-concurrence
E   Affectations permises de Zentaris
F   Formulaire de Conversion

La présente **CONVENTION DE PRÊT,** conclue à Montréal, province de Québec, en date du 31 mars 2003

ENTRE :　　　　　　**LES LABORATOIRES AETERNA INC.,** à titre d'Emprunteur

ET :　　　　　　**LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)**, à titre de Prêteur;

ET :　　　　　　**SGF SANTÉ INC.,** à titre de Prêteur;

ATTESTE DE CE QUI SUIT :

ATTENDU QUE l'Emprunteur désire emprunter un montant de 25 000 000 $ CA des Prêteurs et que les Prêteurs sont disposés à prêter lesdits fonds à l'Emprunteur selon les modalités et sous réserve des conditions des présentes;

EN CONSÉQUENCE, en contrepartie des engagements contenus dans la présente Convention et pour autre contrepartie de valeur suffisante, dont il est accusé réception par les présentes, les parties contractantes conviennent de ce qui suit :

<center>interprétation</center>

Définitions.　Les mots et expressions avec majuscules à l'initiale qui sont utilisés dans la présente Convention ou dans ses annexes ou dans tout acte qui les complète ou qui y est accessoire, à moins que l'objet ou le contexte ne s'y oppose, ont le sens qui leur est donné en annexe « A ».

Interprétation générale.　À moins que l'objet ou le contexte ne s'y oppose, les mots au singulier comprennent le pluriel et vice-versa, les mots au masculin comprennent le féminin et vice-versa et toutes les sommes sont exprimées en monnaie légale du Canada.

Division en articles, etc.　La division de la présente Convention en articles, paragraphes, sous-paragraphes, alinéas et sous-alinéas et l'insertion de titres ne visent qu'à en faciliter la lecture et n'ont aucune incidence sur son interprétation.

Principes comptables.　Sauf consentement exprès des Prêteurs, tous les calculs devant être faits aux termes des présentes et tous les états financiers dont il est question aux présentes doivent être préparés conformément aux principes comptables généralement reconnus au Canada, appliqués de manière uniforme.

Régime juridique.　La présente Convention, son interprétation et sa mise à exécution sont régies par les lois du Québec et celles du Canada qui s'y appliquent.

<u>PRÊTs À TERME</u>

Prêts à terme. Chaque Prêteur, pour lui-même et non conjointement ni solidairement, convient, suivant les modalités et sous réserve des conditions de la présente convention, de mettre à la disposition de l'Emprunteur un montant de 12 500 000 $ CA comme constituant le montant en capital du Prêt à Terme de chaque tel Prêteur. Ainsi, le montant en capital total des Prêts à Terme est de 25 000 000 $ CA.

Disponibilité des Prêts à Terme. Sous réserve de s'être conformé aux dispositions de l'article 5 de la présente Convention, l'Emprunteur doit tirer la totalité des Prêts à Terme à la Date de Signature.

Taux d'intérêt. Les Prêts à Terme portent intérêt au taux de 12 % par an.

Calcul de l'intérêt. L'intérêt se calcule en fonction d'une année de 365 jours ou, selon le cas, de 366 jours, en jours réellement écoulés et, pour une journée, équivaut à 12 % divisé par 365 ou 366, selon l'année en cours, multiplié par le solde des Prêts à Terme pour cette journée.

Paiement de l'intérêt. L'intérêt est exigible, en arriéré, à chaque anniversaire de la Date de Signature. Les intérêts en souffrance qui ne sont pas capitalisés conformément aux dispositions des paragraphes 3.6 et 3.7 portent intérêt au taux applicable au capital, calculé quotidiennement et composé mensuellement, et sont exigibles sur demande des Prêteurs.

Capitalisation des intérêts. À l'égard de chacun des paiements d'intérêts qui deviennent exigibles au premier et au deuxième anniversaire de la Date de Signature, l'Emprunteur a le droit de d'exiger que le montant d'intérêt qui est alors exigible soit capitalisé. L'Emprunteur doit exercer ce droit en avisant par écrit les Prêteurs au plus tard le trentième (30e) jour suivant la date à laquelle ce montant d'intérêt est devenu exigible. Les intérêts sont réputés capitalisés à partir de la date à laquelle ils sont devenus exigibles et, en conséquence, les intérêts dus à un Prêteur et ainsi capitalisés sont réputés faire partie du Prêt à Terme de ce Prêteur à partir de la date à laquelle ces intérêts sont devenus exigibles.

Capitalisation réputée des intérêts. Dans l'éventualité où le 30e jour suivant le premier ou deuxième anniversaire de la Date de Signature, l'Emprunteur n'a pas effectué le paiement des intérêts qui sont devenus exigibles à cette date d'anniversaire et n'a pas demandé qu'ils soient capitalisés conformément au paragraphe 3.6, alors, pourvu qu'aucun Défaut ni Cas de Manquement ne soit survenu ni ne subsiste, ces intérêts sont réputés capitalisés à partir de la date à laquelle ils sont devenus exigibles. En conséquence, les intérêts dus à un Prêteur et ainsi capitalisés sont réputés faire partie du Prêt à Terme de ce Prêteur à partir de la date à laquelle ces intérêts sont devenus exigibles.

Échéance des Prêts à Terme. Sous réserve de l'exercice par les Prêteurs de leur droit de conversion aux termes de l'0, l'Emprunteur doit rembourser les Prêts à Terme en un (1) seul versement exigible à la Date d'Échéance. Concurremment à ce paiement, l'Emprunteur doit également payer tout intérêt couru et impayé à cette date ainsi que toute autre somme due aux termes des Prêts.

Remboursements anticipés volontaires. L'Emprunteur n'a pas le droit de rembourser par anticipation la totalité ou une partie des Prêts à Terme.

Paiements un Jour Ouvrable et avant 13h00, heure de Montréal. Chaque fois qu'un paiement ou remboursement est échu un jour qui n'est pas un Jour Ouvrable, il doit être fait le Jour Ouvrable suivant. De plus, toute somme reçue après 13h00, heure de Montréal, un Jour Ouvrable sera affectée le Jour Ouvrable suivant au paiement ou au remboursement approprié qui devait être fait ce jour-là. Jusqu'à ce qu'il soit ainsi affecté, l'intérêt continue de courir de la façon prévue dans la présente Convention sur le montant de ce paiement ou remboursement.

Paiements. Tous les paiements ou remboursements de capital et d'intérêts sur les Prêts à Terme et de frais, honoraires et autres sommes exigibles et devenant exigibles aux termes des présentes auprès de l'Emprunteur doivent être effectués par lui au moyen de paiements faits aux Prêteurs à leur adresse respective indiquée sous leur signature aux présentes ou à toute autre adresse qu'un Prêteur peut de temps à autre indiquer aux parties aux présentes par écrit au moins deux (2) Jours Ouvrables précédant la date d'exigibilité du paiement ou remboursement.

Paiements proportionnels. Tous les paiements ou remboursements effectués par l'Emprunteur aux Prêteurs aux termes des présentes doivent être effectués de façon proportionnelle entre les Prêteurs.

DROIT DE CONVERSION

Droit de conversion. Chaque Prêteur peut, en tout temps et de temps à autre, à son gré, convertir la totalité ou une partie de son Prêt à Terme et des intérêts alors courus et impayés sur celui-ci en Actions entièrement libérées sur une base de conversion établie en divisant la portion du Prêt à Terme de ce Prêteur et des intérêts courus et impayés sur celui-ci faisant l'objet de la conversion par le Prix de Conversion.

Exercice du Droit de Conversion. Le droit de conversion prévu au paragraphe 4.1 s'exerce par la remise par un Prêteur à l'Emprunteur, avec copie à l'autre Prêteur, d'un Formulaire de Conversion, dûment signé et complété par le Prêteur et indiquant la portion de son Prêt à Terme et des intérêts alors courus et impayés sur celui-ci qu'il entend convertir. La remise par un Prêteur du Formulaire de Conversion dûment complété et signé, est réputée constituer un contrat entre ce Prêteur et l'Emprunteur aux termes duquel **(i)** ce Prêteur souscrit le nombre d'Actions qu'il est en droit de recevoir aux termes de l'exercice de son droit de conversion, **(ii)** ce Prêteur dégage l'Emprunteur de toute responsabilité à l'égard de la portion du Prêt à Terme et des intérêts courus et impayés sur celui-ci ainsi convertis, et **(iii)** l'Emprunteur convient que la réduction jusqu'à concurrence de la portion du Prêt à Terme et des intérêts courus et impayés sur celui-ci ainsi convertis constitue le paiement complet du prix de souscription des Actions à être émises à ce Prêteur ou à son ordre aux termes de l'exercice de ce droit de conversion.

Certificats d'Actions. Aussitôt que possible après la Date de Conversion mais au plus tard trois (3) Jours Ouvrables après la Date de Conversion, l'Emprunteur doit émettre et livrer ou faire émettre et livrer au Prêteur qui a émis le Formulaire de Conversion pertinent, ou à son ordre écrit, un ou plusieurs certificats immatriculés au nom du Prêteur ou des personnes indiquées dans le Formulaire de Conversion, tel(s) certificat(s) représentant le nombre d'Actions émises aux termes de l'exercice par ce Prêteur du droit de conversion, et l'Emprunteur devra joindre à une telle livraison tout montant qui peut être payable à l'occasion de la conversion en vertu des paragraphes 4.5 et 4.6.

Date et effet de la conversion. La conversion en Actions est réputée avoir été effectuée à la Date de Conversion et, à compter de ce moment, **(i)** le Prêt à Terme de ce Prêteur est réduit du montant en capital que ce Prêteur a demandé de convertir, **(ii)** les intérêts courus et impayés à l'égard du Prêt à Terme de ce Prêteur sont réduits du montant de ceux-ci que ce Prêteur a demandé de convertir, et **(iii)** la ou les personnes au nom de laquelle ou aux noms desquelles un ou des certificats représentant les Actions doivent être immatriculées et livrées suite à la conversion est réputée, ou sont réputées, être devenue(s) détenteur(s) immatriculé(s) des Actions représentées par le ou les certificats.

Pas de fractions d'Actions. Nonobstant toute autre disposition des présentes, l'Emprunteur n'émettra aucune fraction d'Actions lors de la conversion de la totalité ou une partie du Prêt à Terme d'un Prêteur et des intérêts courus et impayés sur celui-ci, mais, en lieu et place de chacune de ces fractions d'Action, il effectuera un paiement en espèces en faveur de ce Prêteur.

Frais d'exercice du droit de conversion. L'Emprunteur assumera tous les frais raisonnables encourus par un Prêteur reliés à l'émission des Actions résultant de l'exercice par ce dernier du droit de conversion prévu à cet 0.

 Ajustements. Dans l'éventualité où il se produirait, en tout temps avant l'exercice pour un Prêteur de son droit de conversion aux termes du présent article :

1.1.1 une modification du capital de l'Emprunteur par le biais d'une division ou d'un fractionnement des Actions en circulation, d'un échange des Actions en circulation en actions de toute autre catégorie d'actions du capital de l'Emprunteur, ou d'un regroupement ou d'une consolidation des Actions en circulation en un nombre moins élevé;

1.1.2 une déclaration par l'Emprunteur d'un dividende, autre qu'un dividende déclaré dans le cours normal des affaires de l'Emprunteur, sur les Actions de l'Emprunteur payable en Actions ou en titres convertibles en Actions;

1.1.3 une fusion, consolidation ou autre réorganisation corporative ou vente d'une partie importante ou de la totalité des éléments d'actif de l'Emprunteur;

1.1.4 tout autre changement concernant les actions de toute catégorie, y compris les Actions de l'Emprunteur alors en circulation, pouvant affecter et modifier de façon défavorable les caractéristiques des Actions de l'Emprunteur;

(les opérations énumérées aux paragraphes 4.7.1 à 4.7.4, sauf pour la fusion, étant collectivement appelées l'« **Opération** »), chaque Prêteur aura le droit de convertir son Prêt à Terme et les intérêts alors courus et impayés sur celui-ci en des actions, titres, comptant ou autres éléments d'actif de même espèce et pour les mêmes montants à recevoir que si le Prêteur avait exercé son droit de conversion avant l'Opération et, le cas échéant, le Prix de Conversion sera modifié en conséquence.

Ajustements en cas de fusion. Dans les cas où l'Emprunteur fusionne avec une autre personne morale avant l'exercice par un Prêteur de son droit de conversion aux termes du présent article, toute conversion aux termes des présentes sera une conversion en un nombre d'actions de la personne morale issue de la fusion nécessaire afin de conserver un pourcentage de participation et de vote équivalent, toute proportion gardée, i.e. en terme relatif et non absolu, après avoir fait les ajustements nécessaires aux termes du paragraphe 4.7. La fusion devra être effectuée selon les modalités des présentes. De plus, les dispositions du présent paragraphe ne restreignent en rien les dispositions du sous-paragraphe 11.1.1.

Engagement. L'Emprunteur ne saurait, par voie de modification de ses statuts constitutifs ou au moyen de quelque opération de réorganisation, de restructuration du capital, de transfert d'actif, de regroupement, de fusion, de dissolution, d'émission ou de vente de titres ou toute autre démarche volontaire, éviter ou chercher à éviter le respect des conditions qu'il est tenu de respecter aux termes des paragraphes 4.7 et 4.8, mais prêtera plutôt de bonne foi son concours afin d'obtenir l'exécution de toutes les dispositions des paragraphes 4.7 et 4.8 et afin de prendre toutes les mesures raisonnablement nécessaires ou appropriées pour protéger les droits des Prêteurs.

Avis aux autorités réglementaires applicables. L'Emprunteur devra obtenir l'approbation de la Bourse de Toronto tel que prévu au paragraphe 6.1.6 et acheminer, au plus tard 10 jours après la Date de Signature, l'avis prescrit aux termes de la *Loi sur les valeurs mobilières* (Québec) avec les droits applicables de façon à ce que les Actions émises suite à la conversion des Prêts à Terme et des intérêts alors courus et impayés sur ceux-ci, le cas échéant, soient librement négociables dans les 4 mois de la Date de Signature.

sÛRETé

Sûretés. À titre de garantie générale du paiement des Prêts et de l'exécution de toutes les obligations de l'Emprunteur aux termes de la présente Convention, l'Emprunteur s'engage à octroyer des Charges de premier rang sur l'universalité de ses biens meubles, présents et futurs, y compris, tous les brevets, marques de commerce et autres droits de Propriété Intellectuelle de l'Emprunteur et toutes les actions détenues par l'Emprunteur dans Zentaris, mais à l'exclusion des équipements présents et futurs de l'Emprunteur et des actions détenues présentement ou par la suite par l'Emprunteur dans Atrium Biotechnologies inc. (collectivement, les « **Biens Hypothéqués** »). Les Charges consenties en faveur des Prêteurs doivent être de même rang. Au plus tard à la Date de Signature, l'Emprunteur convient de :

1.1.5   signer et livrer en faveur de chaque Prêteur un acte d'hypothèque aux termes duquel l'Emprunteur hypothèque les Biens Hypothéqués pour un montant de 15 000 000 $ CA;

1.1.6   signer et livrer une convention de nantissement assujettie aux lois de la République Fédérale d'Allemagne aux termes de laquelle l'Emprunteur consent en faveur de chacun des Prêteurs une Charge sur les actions qu'il détient dans Zentaris; et

1.1.7 livrer aux Prêteurs des endossements aux termes des polices d'assurance de l'Emprunteur aux termes desquels les Prêteurs sont nommés comme assurés additionnels et, le cas échéant, bénéficiaires, accompagné d'une clause hypothécaire satisfaisante.

Sûretés supplémentaires. En tout temps, les Prêteurs, agissant raisonnablement, peuvent faire savoir à l'Emprunteur qu'ils ont déterminé que, à la suite de changements survenus depuis la Date de Signature et afin de leur permettre de bénéficier pleinement des sûretés que l'Emprunteur s'est engagé à leur consentir sur les Biens Hypothéqués, **(i)** qu'ils désirent que des Charges soient consenties sur la Propriété Intellectuelle de l'Emprunteur en Europe ou **(ii)** qu'il serait approprié ou souhaitable que l'Emprunteur fournisse ou conclue des Documents de Sûreté supplémentaires.

Dans les dix (10) jours ouvrables suivant la réception d'un tel avis, l'Emprunteur doit fournir ou conclure les Documents de Sûreté supplémentaires envisagés dans ledit avis et doit fournir tous avis juridiques relatifs à ceux-ci que les Prêteurs peuvent raisonnablement demander. Ces Documents de Sûreté supplémentaires et avis juridiques devront être de forme et teneur à la satisfaction des Prêteurs, agissant raisonnablement

Sûretés sur les brevets enregistrés aux États-Unis. L'Emprunteur s'engage à signer et livrer en faveur de chacun des Prêteurs, dans les trente (30) jours de la Date de Signature, une convention de sûretés assujettie aux lois de New York aux termes de laquelle l'Emprunteur consent en faveur de chacun des Prêteurs une Charge sur les brevets qu'il a publiés au United States Patent and Trademark Office ou sur toute demande de brevets qu'il a déposée auprès du United States Patent and Trademark Office.

Publication des sûretés sur les brevets. L'Emprunteur s'engage à faire en sorte que, dans les meilleurs délais après la Date de Signature, chacun des actes d'hypothèque mentionnés au sous-paragraphe 5.1.1 soit publié au Bureau des brevets (Canada) et que chacune des conventions de sûreté envisagées au paragraphe 5.3 soit publiée au United States Patent and Trademark Office. À l'égard de tout brevet enregistré ou demande de brevet déposée au Bureau des brevets (Canada) ou au United States Patent and Trademark Office après la Date de Signature, l'Emprunteur s'engage à faire en sorte que les Charges consenties aux Prêteurs sur tout tel brevet ou toute telle demande soient publiées au Bureau des brevets (Canada) ou au United States Patent and Trademark Office, selon le cas, concurremment au dépôt de cette demande et à l'enregistrement de ce brevet ou promptement à la suite de son enregistrement.

conditions préalables

Les Prêts à Terme ne seront pas déboursés tant que les conditions préalables suivantes n'auront pas été remplies à la satisfaction des Prêteurs :

1.1.8 l'Emprunteur a livré aux Prêteurs un extrait certifié des résolutions du conseil d'administration de chacune des Compagnies autorisant les transactions envisagées aux présentes et dans les autres Documents des Prêteurs;

1.1.9   l'Emprunteur a livré aux Prêteurs une attestation énonçant le nom, la fonction et la signature originale des dirigeants des Compagnies qui signeront (en autant qu'elles y sont parties) la présente Convention et les autres Documents des Prêteurs en leur nom;

1.1.10   les Documents de Sûreté envisagés au paragraphe 5.1 des présentes ont été dûment signés et livrés aux Prêteurs;

1.1.11   l'Emprunteur a livré aux Prêteurs un engagement de Zentaris signé par des représentants dûment autorisés de celle-ci;

1.1.12   les Charges consenties aux termes des Documents de Sûreté envisagés au paragraphe 5.1 des présentes ont été dûment publiées au Registre des droits personnels et réels mobiliers, sans entrée adverse à l'exception des Affectations Permises;

1.1.13   la Bourse de Toronto a approuvé les transactions prévues aux présentes, y compris notamment les modalités de conversion prévues aux présentes et l'inscription à la cote de la Bourse de Toronto des Actions pouvant être émises aux Prêteurs à la suite de la conversion des Prêts à Termes et des intérêts courus et impayés sur ceux-ci conformément aux présentes;

1.1.14   Banque Royale du Canada a consenti à ce que l'Emprunteur consente en faveur des Prêteurs une Charge sur ses comptes à recevoir et inventaires;

1.1.15   Asta Medica GmbH a accordé mainlevée des Charges qui lui avaient été consenties sur les actions de Zentaris;

1.1.16   les Prêteurs ont reçu l'avis motivé satisfaisant de Ogilvy Renault, conseillers juridiques de l'Emprunteur, adressé aux Prêteurs et traitant de toutes les questions afférentes aux transactions envisagées aux présentes selon ce que les Prêteurs peuvent raisonnablement exiger. Ces conseillers juridiques devront, entre autre, émettre un avis satisfaisant (**i**) quant au caractère légal, valide et exécutoire de la présente Convention et des autres Documents des Prêteurs auxquels l'Emprunteur est partie et qui sont sujets aux lois du Québec, (**ii**) quant à la validité et à l'opposabilité des Charges consenties aux termes de l'hypothèque envisagée au sous-paragraphe 5.1.1, et (**iii**) à l'effet que les exigences en matière de valeurs mobilières applicables ont été respectées et que les Actions qui seraient émises à la suite de la conversion des Prêts à Terme et des intérêts courus et impayés sur ceux-ci seront librement négociables après une période de 4 mois de la Date de Signature;

1.1.17   les Prêteurs ont reçu l'avis motivé satisfaisant de Norton Rose, conseillers juridiques spéciaux des Prêteurs pour l'Allemagne, adressé aux Prêteurs et traitant de toutes les questions afférentes aux transactions envisagées aux présentes selon ce que les Prêteurs peuvent raisonnablement exiger.

1.1.18   Les Prêteurs ont reçu l'avis motivé satisfaisant de Arnold & Porter, conseillers juridiques spéciaux de l'Emprunteur pour les États-Unis d'Amérique, adressé aux Prêteurs et traitant de toutes les questions afférentes aux transactions envisagées aux présentes selon ce que les Prêteurs peuvent raisonnablement exiger;

1.1.19   les Prêteurs ont reçu un rapport de recherche récent faisant état des Charges publiées contre les biens meubles de l'Emprunteur, lequel rapport sera joint à l'avis motivé d'Ogilvy Renault mentionné au sous-paragraphe 6.1.9 et ne devrait pas faire état de Charges autres que les Affectations Permises de l'Emprunteur;

1.1.20   les Prêteurs ont reçu le paiement des frais d'engagement, soit 125 000 $ CA, avant taxes pour SGF et 115 042 $ CA, avant taxes, pour le Fonds, et de tous les autres frais de transaction raisonnablement encourus à cette date, conformément aux dispositions du paragraphe 9.5;

1.1.21   les Prêteurs ont reçu une attestation relative à certaines questions de faits, dûment signée par deux (2) dirigeants de l'Emprunteur et attestant, entre autre, que l'investissement initial du Fonds au montant de 25 000 000 $ souscrit dans le capital de l'Emprunteur le 9 avril 2002 engendrera des retombées économiques au Québec pour un montant au moins équivalent;

1.1.22   les Prêteurs sont satisfaits qu'aucun Défaut ou Cas de Manquement n'est survenu ni ne subsiste.

déclarations diverses de l'Emprunteur

L'Emprunteur déclare et garantit qu'à la Date de signature :

Constitution des Compagnies. Chacune des Compagnies est une corporation dûment constituée, dont l'existence est valide et elle est en état de régularité aux termes des lois de tous les territoires où elle exerce ses activités. Chacune des Compagnies a la capacité et le pouvoir de posséder ses biens ou d'exercer ses activités.

Autorisation documentaire. L'Emprunteur a le pouvoir et a pris toutes les mesures juridiques nécessaires en vue de l'autoriser à emprunter aux termes des présentes et à signer, livrer et exécuter, selon le cas, la présente Convention et les Documents de Sûreté, en conformité de leurs conditions et à conclure les opérations visées aux présentes. Zentaris a le pouvoir et a pris toutes les mesures juridiques nécessaires en vue de l'autoriser à signer, livrer et exécuter les Documents des Prêteurs auxquels elle est partie en conformité de leurs conditions. Les Documents des Prêteurs ont été dûment signés et livrés par des dirigeants dûment autorisés des Compagnies qui en sont parties et les Documents des Prêteurs constituent des obligations légales et valides des Compagnies qui y sont parties qui les lient et sont exécutoires contre elles conformément à leurs conditions, sous réserve, quant à l'application des recours, à toutes les lois sur la faillite, l'insolvabilité, les arrangements avec les créanciers, la réorganisation, la prescription ou autres lois similaires ayant trait à l'application des droits des créanciers en général, et sous réserve de ce que la disponibilité d'un recours en exécution en nature ou un recours en injonction est laissé à l'appréciation du tribunal devant lequel toute procédure judiciaire à cet égard peut être présentée.

Permis, licences, etc. Chacune des Compagnies détient tous les permis, licences et autres autorisations semblables nécessaires pour exercer ses activités dans chaque territoire où elles sont exercées. Chacun de ces permis, licences et autres autorisations est en règle et aucune des Compagnies n'est en défaut quant aux dépôts qui doivent être effectués ou aux conditions qui doivent être remplies afin de maintenir en règle les permis, licences et autres autorisations en question, dans la mesure où un tel défaut pourrait avoir un Effet Défavorable Important.

Conformité de la Convention et des Documents des Prêteurs aux lois, etc. La signature, la livraison et l'exécution par les Compagnies des Documents des Prêteurs et la conclusion des opérations visées aux présentes **(i)** ne violent pas de lois applicables, **(ii)** ne sont pas en contradiction avec, ne violent ou ne constituent pas un manquement aux termes des statuts constitutifs ou des règlements des Compagnies, **(iii)** n'entrent pas en conflit avec aucune stipulation ou condition ni ne nécessitent de consentement (autre que celui de Banque Royale du Canada, lequel a déjà été obtenu) aux termes de tous actes ou conventions auquel celles-ci sont parties ou par lequel elles ou l'un de leurs biens peuvent être liés, et **(iv)** ne résultent ou n'exigent pas la création ou l'imposition d'une Charge quelconque (autre qu'une Affectation Permise) sur tous biens actuellement possédés ou acquis par la suite par les Compagnies, sauf, dans le cas des sous-paragraphes (i) et (iii) ci-dessus, des manquements, violations, contradictions, conflits ou défauts que, individuellement ou collectivement, n'ont pas ou ne pourraient avoir un Effet Défavorable Important.

Conformité à la loi. Au meilleur de la connaissance de l'Emprunteur, chaque Compagnie est en état de régularité vis-à-vis de toutes les lois qui lui sont applicables sauf si le défaut d'être en état de régularité n'a pas ou ne pourrait avoir un Effet Défavorable Important.

Titre de propriété. Chacune des Compagnies possède un titre de propriété bon et valide à l'égard de tous les biens et éléments d'actif qui sont reflétés dans ses états financiers comme faisant partie de ses actifs, y compris, sans limitation, la Propriété Intellectuelle mentionnée à l'annexe « B » (sous réserve du paragraphe 7.14), libre de toute Charge sauf les Affectations Permises. L'annexe « B » contient une liste exhaustive de la Propriété Intellectuelle détenue par les Compagnies à la Date de Signature.

Litige. Il n'existe aucun avis d'infraction, action, poursuite ou procédure judiciaire entamée (ni, au meilleur de la connaissance de l'Emprunteur, aucun avis d'infraction, action, poursuite ou procédure judiciaire que l'on menace d'intenter à l'endroit des Compagnies ou l'une ou l'autre d'entre elles ou qui les mettraient en cause d'une autre façon) contre les Compagnies ou l'une ou l'autre d'entre elles ou l'un ou l'autre de leurs biens, qui soit actuellement devant un tribunal ou un arbitre quelconque ou devant un organisme gouvernemental ou intenté par un organisme gouvernemental, qui, advenant qu'on trancherait en sa défaveur, pourrait, seul ou dans l'ensemble, **(i)** avoir un Effet Défavorable Important, **(ii)** avoir pour effet d'invalider un brevet ou un droit consenti aux termes d'une licence, ou **(iii)** invalider, rendre inopposable ou diminuer la valeur d'une Charge consentie aux termes des Documents de Sûreté.

Impôts. Sauf en ce qui concerne des exceptions qui ne sont pas importantes pour la Compagnie pertinente, toutes les déclarations d'impôt fédérales, provinciales et autres des Compagnies qu'elles sont tenues par la loi de produire de même que toute déclaration d'impôt requise par toute juridiction dans laquelle l'une ou l'autre des Compagnies exerce des activités ont été dûment produites et toutes les taxes, cotisations et tous les autres droits perçus par les différents gouvernements (fédéral, provincial et autres) à l'endroit des Compagnies et sur leurs biens, revenus, bénéfices et éléments d'actif, qui sont exigibles, ont été acquittés, sauf tout tel paiement qu'une Compagnie conteste de bonne foi en suivant la procédure appropriée et pour lequel des réserves appropriées suivant les principes comptables généralement reconnus ont été prévus dans les livres des Compagnies et à l'égard duquel aucune procédure de forclusion, de saisie-exécution ou autre genre de saisie, de vente ou autre procédure similaire n'a été entamée.

États financiers de l'Emprunteur. L'Emprunteur a fourni aux Prêteurs copie des états financiers vérifiés de l'Emprunteur en date du 31 décembre 2002 lesquels incluent le bilan à cette date et les états des résultats d'exploitation, de l'avoir des actionnaires et de l'évolution de la situation financière pour la période couverte par ces états financiers, et ces états financiers présentent fidèlement, conformément aux principes comptables généralement reconnus, appliqués de manière uniforme, la situation financière de l'Emprunteur. Depuis le 31 décembre 2002, il ne s'est produit aucun changement qui puisse avoir un Effet Défavorable Important.

Réglementation gouvernementale. Aucune Compagnie n'est tenue d'obtenir de consentement, d'approbation, d'autorisation, de permis ou de licence, ni d'effectuer de production ou d'enregistrement, de publication ou d'inscription auprès de toutes autorités réglementaires fédérales, provinciales ou locales, ou auprès de toutes autorités réglementaires de toute juridiction dans laquelle elle exerce ses activités relativement à la signature, la livraison et l'exécution, en conformité de ses conditions, des Documents des Prêteurs auxquels elle est partie, sauf les consentements de la Bourse de Toronto (dont un consentement conditionnel a été obtenu), le dépôt de l'avis auprès du Nasdaq National Market relatif aux Prêts à Terme (lequel a été effectué), le dépôt auprès de la CVMQ de l'avis de placement relatif aux Prêts à Terme et le paiement des frais de dépôt y relatifs exigés en vertu de la législation sur les valeurs mobilières du Québec, le dépôt auprès de la CVMQ de l'attestation prévue à la Décision de la CVMQ et la publication des Charges constituées aux termes des Documents de Sûreté.

Statuts constitutifs et Absence de défaut. Chacune des Compagnies se conforme à toutes les dispositions de ses statuts constitutifs, règlements et règlements spéciaux et aucun Défaut ni Cas de Manquement ne s'est produit ni ne subsiste.

Actionnariat de Zentaris. L'Emprunteur est le seul actionnaire de Zentaris par bon et valable titre, libre de toute Charge (autre qu'une Affectation Permise de l'Emprunteur) et aucune option ou autre droit convertible en actions de Zentaris n'a été consenti à une personne autre que l'Emprunteur.

Détention de droits dans la Propriété Intellectuelle par un dirigeant ou employé. Aucun dirigeant ou employé ou consultant ou autre fournisseur de services des Compagnies ne détient de droits dans la Propriété Intellectuelle de celles-ci et, si applicable, chacun d'eux a signé une cession de ou une renonciation à ses droits en faveur des Compagnies.

Violation de Droits de Propriété Intellectuelle. Au meilleur de la connaissance de l'Emprunteur, la conduite des affaires des Compagnies et leur Propriété Intellectuelle ne contrevient à aucune Propriété Intellectuelle appartenant à autrui et l'Emprunteur n'a connaissance d'aucune contravention par un tiers à sa Propriété Intellectuelle ou celle de Zentaris. L'Emprunteur confirme que ni lui ni Zentaris ne fait l'objet de procédures judiciaires en rapport avec la contravention d'un droit de Propriété Intellectuelle appartenant à autrui et qu'aucune d'entre elles n'a reçu une mise en demeure ou autre forme de communication à l'effet qu'elle violerait les droits de Propriété Intellectuelle d'un tiers, sauf pour ce qui est indiqué à l'annexe « C ».

Non-concurrence. Aucune des Compagnies n'est partie à ou n'est liée par une entente de non-concurrence ou autre engagement ou entente comprenant un engagement limitant la possibilité pour celle-ci de concurrencer dans un domaine ou territoire quelconque ou encore qui restreint de manière importante ses activités ou champs d'opérations, sauf pour ce qui est indiqué à l'annexe « D ».

Assurances. Chacune des Compagnies maintient des assurances émises par des assureurs reconnus, concernant ses biens, sa responsabilité civile et son entreprise, y compris une assurance responsabilité pour ses administrateurs. Chacune de ces polices couvre les risques raisonnables et pour des montants qu'un administrateur prudent exerçant un semblable commerce maintiendrait et chacune de ces polices est en vigueur. Aucune des Compagnies n'est en défaut de respecter les termes et conditions de ces polices ou n'a omis de donner un avis ou de présenter une réclamation en vertu d'une de ses polices en temps opportun; il n'y a aucune réclamation en vertu des polices d'assurance depuis le 31 décembre 2002.

Essais Cliniques. Chacun des contrats d'essai clinique signés par l'Emprunteur avec des sites d'investigation / d'essai clinique comporte un engagement de l'autre partie d'obtenir les approbations nécessaires pour procéder à l'essai clinique.

Exactitude et exhaustivité des renseignements. Tous les renseignements, rapports et autres documents et données (autres que les budgets et autres rapports prévisionnels) fournis aux Prêteurs par ou au nom de l'Emprunteur étaient, au moment où ils ont été fournis, exacts à tous égards importants dans la mesure nécessaire pour donner aux Prêteurs une connaissance juste de leur portée.

Survie des déclarations pendant que les Prêts sont en cours. Toutes les déclarations et garanties diverses effectuées aux termes de la présente Convention sont réputées avoir été effectuées, et être véridiques et exactes, en date de la Date de Signature et survivent tant et aussi longtemps que les Prêts sont en cours et demeurent impayés.

Survie des déclarations après la Date de Conversion. À l'égard de chaque Date de Conversion, les représentations et garanties de l'Emprunteur faites aux présentes (étant entendu qu'elles ne seront pas mises à jour à chaque Date de Conversion) survivent à l'égard du montant des Prêts à Terme et des intérêts courus et impayés sur ceux-ci convertis à cette Date de Conversion, nonobstant toute vérification effectuée avant ou après cette date, et ce, pour une période deux (2) ans de cette Date de Conversion, sauf **(i)** en cas de fraude, où elles survivront indéfiniment, **(ii)** les représentations et garanties prévues aux paragraphes 7.1 et 7.2, lesquelles survivront indéfiniment, et **(iii)** les représentations et garanties prévues au paragraphe 7.8, lesquelles survivront jusqu'à l'expiration du délai de prescription prévu par la législation applicable.

Déclaration des Prêteurs

Chacun des Prêteurs déclare et garantit que :

Démarchage. Chacun des Prêteurs reconnaît que son Prêt ne résulte pas d'un démarchage général ou d'une publicité générale, incluant des annonces, des articles, des avis ou autres communications publiées dans tout journal, magazine ou média similaire ou diffusées à la radio ou la télévision ou un séminaire ou une réunion dont les participants ont été invités par voie de démarchage général ou publicité générale.

Période de détention. Chacun des Prêteurs reconnaît que la revente des Actions obtenues de la conversion de tout ou partie de son Prêt à Terme et des intérêts courus et impayés sur celui-ci sera assujettie à une période de détention obligatoire imposée par les autorités réglementaires.

Loi 1933. Chacun des Prêteurs reconnaît que **(i)** à la Date de Signature, les Prêts ne sont pas inscrits en vertu de la Loi de 1933 et **(ii)** qu'il ne seront pas inscrits en vertu de la Loi de 1933.

Placement aux États-Unis. Chaque Prêteur **(i)** n'est pas une personne se trouvant aux États-Unis ou une personne des États-Unis; **(ii)** n'effectue pas son Prêt à Terme aux termes des présentes pour le compte ou au profit d'une personne des États-Unis; et **(iii)** n'est pas un preneur ferme, un courtier, ou une autre personne qui participera, en vertu d'un engagement contractuel, au placement des titres offerts aux termes des présentes.

Engagements Généraux

Tant que les Prêts sont en cours et demeurent impayés et à moins que les Prêteurs n'y consentent autrement par écrit, l'Emprunteur convient de faire ou de faire en sorte ce qui suit:

Préservation de sa personnalité morale et obtention d'autorisations. Chacune des Compagnies doit préserver et maintenir sa personnalité morale et tous les droits, autorisations, permis, licences nécessaires pour la conduite normale de ses affaires et tous consentements de tous fonctionnaires, organismes ou intermédiaires de toutes autorités gouvernementales, fédérales, provinciales ou locales ou de toutes subdivisions politiques de celles-ci nécessaires pour la conduite normale de ses affaires et se rendre admissible et demeurer admissible et autorisée à faire affaires dans chaque territoire où la nature de ses biens ou de ses activités exige qu'elle se rende admissible ou obtienne cette autorisation et où l'omission de se rendre ainsi admissible aurait, seule ou dans l'ensemble, un Effet Défavorable Important.

Conformité de ses activités avec les lois applicables. Sauf tel qu'autrement indiqué aux présentes, chacune des Compagnies doit faire en sorte que soit tenus des registres et livres de compte appropriés et conformes à la loi et inscrire les écritures véridiques et fidèles de toutes les opérations relatives à ses affaires en conformité des principes comptables généralement reconnus appliqués d'une manière uniforme.

Paiement des impôts et des créances. Chacune des Compagnies doit payer et acquitter la totalité des taxes, cotisations et impôts ou droits gouvernementaux qui lui sont imposés ou qui sont imposés sur son revenu ou ses bénéfices et sur les biens lui appartenant avant la date à laquelle des amendes deviennent exigibles; toutefois ces taxes, cotisations, impôts ou droits n'ont pas besoin d'être payés s'ils sont contestés de bonne foi au moyen des procédures appropriées et pour lesquels des réserves appropriées, selon les principes comptables généralement appliqués, ont été mises de côté dans les livres appropriés, mais seulement tant qu'il n'est pas commencé une procédure de forclusion, saisie, saisie-exécution ou autre type de saisie ou procédure similaire.

Ratio de la Dette par rapport à l'Avoir des Actionnaires. L'Emprunteur s'engage à maintenir en tout temps un ratio de sa Dette par rapport à l'Avoir des Actionnaires d'au plus 1 pour 1, déterminé sur la base des états financiers consolidés de l'Emprunteur tels que publiés sur SEDAR de temps à autre.

Paiement des frais juridiques et autres déboursés. L'Emprunteur paiera sur demande tous les frais juridiques, notariaux, de consultants et de professionnels, et autres déboursés raisonnables assumés ou à être assumés de temps à autres par l'un ou l'autre des Prêteurs relativement :

1.1.23   à la négociation, préparation et livraison de la présente Convention et des autres Documents des Prêteurs ainsi que de tout document accessoire à ceux-ci de même que leur publication, enregistrement ou dépôt auprès de toute autorité réglementaire;

1.1.24   aux conseils recherchés par l'un ou l'autre des Prêteurs soit pour l'interprétation de la présente Convention ou des autres Documents des Prêteurs, soit pour la modification ou renonciation à des droits aux termes de la présente Convention ou des autres Documents des Prêteurs et, dans tous les cas, en anticipation de ou aux fins de déterminer si oui ou non les Prêteurs doivent ou peuvent exercer l'un ou l'autre de leurs droits et recours aux termes de la présente Convention;

1.1.25   au recouvrement de toute somme d'argent exigible aux termes des présentes, y compris l'exercice de recours hypothécaires; et

1.1.26   à la vérification diligente requise avant de procéder aux transactions envisagées à la présente Convention et dans les autres Documents des Prêteurs;

étant entendu, qu'à l'égard des sous-paragraphes 9.5.1 et 9.5.4, en ce qui concerne les honoraires juridiques de Fasken Martineau DuMoulin s.r.l., conseillers juridiques des Prêteurs et de Norton Rose, conseillers juridiques spéciaux des Prêteurs pour la République fédérale d'Allemagne, l'Emprunteur les paiera sur demande, mais en autant qu'elle soit accompagnée d'une copie de l'état de compte émis par ces derniers pour les services professionnels rendus.

Actions transigées à la Bourse. L'Emprunteur s'engage à déployer ses meilleurs efforts afin de s'assurer que les Actions demeurent inscrites à la Bourse de Toronto et, au Nasdaq National Market et qu'il conserve son statut d'émetteur assujetti (ou l'équivalent) en règle aux termes des lois en matière de valeurs mobilières applicables des juridictions canadiennes et des États-Unis d'Amérique.

Engagements au bénéfice du Fonds. L'Emprunteur s'engage envers le Fonds à poser les gestes suivants :

1.1.27   contribuer, à compter de la Date de Signature, avec ses employés résidant au Québec, et en même temps que ceux-ci, à l'acquisition d'actions du Fonds, à raison d'un dollar pour chaque dollar investi par un employé, jusqu'à concurrence de 250 $ par employé, par année;

1.1.28 mettre en place une procédure de déductions à la source afin de permettre aux employés d'acquérir des actions du Fonds au moyen de prélèvements directs sur chaque paie;

1.1.29 mettre en place un mécanisme d'allégement fiscal pour les contributions au Fonds, et ce, tant au niveau provincial que fédéral; et

1.1.30 contribuer, à compter de la Date de Signature, à la Fondation de la formation économique du Fonds de solidarité des travailleurs du Québec (F.T.Q.) à raison de 40 $ (taxes en sus) par employé résidant au Québec, annuellement. Cette somme sera payable dans les trente (30) jours de la fin de chaque exercice financier.

OBLIGATIONS D'INFORMATION

Tant que les Prêts sont en cours et demeurent impayés et à moins que les Prêteurs n'y consentent autrement par écrit, l'Emprunteur convient qu'il fournira ou fera en sorte que soit fourni à chacun des Prêteurs :

États financiers et renseignements annuels. Dans les 140 jours qui suivent la fin de chaque exercice financier des Compagnies, le bilan de chacune des Compagnies en date de la fin de cet exercice et l'état des résultats, l'avoir des actionnaires et l'état de l'évolution de la situation financière pour cet exercice, donnant dans chaque cas sous forme comparative, le cas échéant, les chiffres en date de la fin de l'exercice précédent, le tout tel qu'accompagné du rapport d'un cabinet de comptables agrées indépendants et dont l'opinion doit être de portée et substance raisonnablement satisfaisantes pour les Prêteurs;

Budgets, etc. Dans les 10 jours de son approbation par le conseil d'administration de l'Emprunteur, son budget pour l'exercice financier à venir avec tous les documents et renseignements à l'appui (y compris, sans restriction, les hypothèses sur lesquelles se base ce budget).

Autres renseignements. De temps à autre et dans les meilleurs délais à la suite de chaque demande, les données, attestations, rapports, états, documents ou autres renseignements supplémentaires ayant trait aux activités, à l'actif, au passif, à la situation financière ou aux résultats d'exploitation des Compagnies que tout Prêteur peut raisonnablement demander.

Avis relatif à un litige et autres questions. Un avis dans les meilleurs délais après la survenance des événements suivants dès que l'Emprunteur en a connaissance (lequel avis ne doit en aucun cas être donné au –delà de 10 Jours Ouvrables après que l'Emprunteur en ait eu connaissance) :

1.1.31 tout avis, lettre ou autre document informant une Compagnie qu’elle est en contravention de tout règlement, politique, loi, décret, ordonnance, jugement, politique administrative, directive, code, norme, règle, autorisation, certificat, licence, permis ou autre règle applicable à celle-ci, une telle contravention pouvant avoir un Effet Défavorable Important;

1.1.32   une copie de toute institution ou contestation de toute procédure judiciaire importante à laquelle une Compagnie est partie;

1.1.33   tout avis, lettre ou autre document informant une Compagnie de la survenance d'un défaut important en vertu de contrats auxquels elle est partie; et

1.1.34   tout changement important eu égard aux activités, à l'actif, au passif, à la situation financière, aux résultats d'exploitation ou aux perspectives d'affaires de l'Emprunteur autre que des changements dont les effets n'ont pas un Effet Défavorable Important.

ENGAGEMENTS À NE PAS FAIRE

Engagements relatifs à Zentaris.   Tant que les Prêts sont en cours et demeurent impayés et à moins que les Prêteurs n'y consentent autrement par écrit, l'Emprunteur convient de faire en sorte que Zentaris ne fasse pas ce qui suit :

1.1.35   **Liquidation, dissolution, fusion, etc**.   Liquider ou dissoudre ses affaires ou conclure toute opération de fusion ou de consolidation, ou convenir de faire l'une des opérations précitées en quelque moment à venir, étant entendu que Zentaris pourra conclure toute opération de fusion ou consolidation si la compagnie résultant de la fusion ou consolidation demeure liée par les engagements et obligations de Zentaris aux termes des Documents des Prêteurs auxquels elle est partie et que la valeur des Charges consenties aux Prêteurs aux termes des Documents des Prêteurs n'est pas diminuée en conséquence de cette fusion ou consolidation et plus particulièrement sans limitation que les Charges consenties sur les actions de Zentaris grèveront toutes les actions émises et en circulation de la compagnie résultant de cette fusion ou consolidation et que ces Charges seront également de premier rang (sujet aux Affectations Permises de Zentaris).

1.1.36   **Vente**.   Vendre, aliéner, céder, louer ou autrement disposer (une « **Disposition** ») de tout ou partie de ses biens ou éléments d'actif, qu'il possède présentement ou qu'il possédera ou acquerra dans l'avenir, ou conclure toute licence pour l'utilisation ou la commercialisation de sa Propriété Intellectuelle, sous réserve toutefois **(i)** de la Disposition de biens ou éléments d'actif (autres que la Propriété Intellectuelle) dans le cours normal de ses activités et aux fins de les exercer, **(ii)** de la conclusion de licences pour l'utilisation ou la commercialisation de sa Propriété Intellectuelle pourvu que chacune de ces licences soit assujettie à des termes et conditions qui n'ont pas ou ne pourraient avoir d'Effet Défavorable Important, et **(iii)** de la vente de biens endommagés, non-nécessaires ou vétustes.

1.1.37   **Dette**.   Créer, assumer, encourir ou autrement devenir ou demeurer obligé eu égard à ou permettre que soit en cours, toute dette autre qu'une dette : **(i)** en cours à la Date de Signature de la présente Convention ou résultant d'un engagement de mettre des sommes à la disposition de Zentaris et en existence à la Date de Signature de la présente Convention; **(ii)** représentant le prix d'achat ou de location d'un bien ou un service encouru dans le cours normal des affaires de Zentaris et aux fins de les exercer; **(iii)** envers l'Emprunteur; **(iv)** garantie par une Affectation Permise de Zentaris; **(v)** qui n'est pas déjà permise par cet article et dont le montant en capital ne dépasse pas, seul ou avec le montant en capital d'autres dettes qui ne sont pas permises en vertu de ce sous-paragraphe, 1 500 000 $.

1.1.38   **Investissements**. Consentir de prêt, d'avance, de crédit, de contribution de capital ou d'investissement à ou dans toute personne autre que ses compagnies affiliées dans le cours normal des affaires de ces compagnies affiliées.

1.1.39   **Charges**. Créer, assumer ou permettre qu'existe, directement ou indirectement, une Charge sur l'un ou l'autre de ses biens, présents ou à venir, sous réserve des Affectations Permises de Zentaris.

1.1.40   **Changement d'activités**. Effectuer un changement important dans la nature de ses activités, ni procéder à la fermeture ou à la suspension de ses activités.

1.1.41   **Actionnariat**. Émettre des actions ou autres droits convertibles en actions de Zentaris à une personne autre que l'Emprunteur.

Engagements relatifs à l'Emprunteur. Tant que les Prêts sont en cours et demeurent impayés et à moins que les Prêteurs n'y consentent autrement par écrit, l'Emprunteur convient de ne pas faire ce qui suit :

1.1.42   **Liquidation, dissolution, fusion, etc**. Liquider ou dissoudre ses affaires ou conclure toute opération de fusion ou de consolidation, ou convenir de faire l'une des opérations précitées en quelque moment à venir étant entendu que l'Emprunteur pourra conclure toute opération de fusion ou consolidation si **(i)** la compagnie résultant de la fusion ou consolidation demeure liée par les engagements et obligations de l'Emprunteur aux termes des Documents des Prêteurs auxquels elle est partie, et que **(ii)** la valeur des Charges consenties aux Prêteurs aux termes des Documents des Prêteurs n'est pas diminuée en conséquence de cette fusion ou consolidation y compris, sans limitation, que les Charges consenties grèveront tous les biens présents et futurs de la compagnie résultant de la fusion qui se qualifient comme Biens Hypothéqués et que ces Charges seront également de premier rang (sujet aux Affectations Permises de l'Emprunteur) et **(iii)** tel que déterminé sur une base *pro forma* à la date de la fusion ou consolidation, en prenant en compte les informations financières de l'Emprunteur et de la ou des autres compagnies impliquées dans cette fusion ou consolidation, comme si cette fusion ou consolidation avait eu lieu à cette date, la compagnie résultant de cette fusion ou consolidation aurait un ratio de sa Dette par rapport à l'Avoir des Actionnaires d'au plus 1 pour 1.

1.1.43   **Vente**. Procéder à une Disposition de tout ou partie de ses Biens Hypothéqués, qu'il possède présentement ou qu'il possédera ou acquerra dans l'avenir, ou conclure toute licence pour l'utilisation ou la commercialisation de sa Propriété Intellectuelle, sous réserve toutefois **(i)** de la Disposition de biens ou éléments d'actif (autres que la Propriété Intellectuelle) dans le cours normal de ses activités et aux fins de les exercer, **(ii)** de la conclusion de licences pour l'utilisation ou la commercialisation de sa Propriété Intellectuelle pourvu que chacune de ces licences soit assujettie à des termes et conditions qui n'ont pas ou ne pourraient avoir d'Effet Défavorable Important, et **(iii)** de la vente de biens endommagés, non-nécessaires ou vétustes.

1.1.44   **Dividendes, Distribution**. Déclarer ou distribuer tout dividende, rembourser du capital à ses actionnaires ou autoriser ou faire tout autre paiement, distribution ou livraison en biens ou en espèces à ses actionnaires ou racheter, rembourser, acheter ou autrement acquérir, directement ou indirectement, pour une contrepartie, des actions de toute catégorie de son capital-actions actuellement ou par la suite en circulation ou mettre de côté des fonds pour une des fins précitées, étant entendu que l'Emprunteur pourra déclarer ou distribuer **(i)** tout dividende qui serait financé à même les fonds résultant d'une transaction sur les actions détenues par l'Emprunteur dans Atrium Biotechnologies inc. et **(ii)** tout dividende en nature composé de valeurs mobilières de Atrium Biotechnologies inc.

1.1.45   **Charges**. Créer, assumer ou permettre qu'existe, directement ou indirectement, une Charge sur l'un ou l'autre de ses biens, présents ou à venir, sous réserve des Affectations Permises de l'Emprunteur.

1.1.46   **Changement d'activités**. Effectuer un changement important dans la nature de ses activités, ni procéder à la fermeture ou à la suspension de ses activités.

Cas de manquement et réalisation

Cas de Manquement. La survenance de l'un des événements suivants tant que les Prêts sont en cours constitue un Cas de Manquement (appelé aux présentes un « **Cas de Manquement** ») :

1.1.47   si l'Emprunteur n'acquitte pas, lorsqu'exigible, tout paiement en capital sur les Prêts à Terme ou tout paiement d'intérêt sur ceux-ci, sous réserve, dans ce dernier cas, du droit de l'Emprunteur de les capitaliser conformément aux dispositions des paragraphes 3.6 et 3.7;

1.1.48   si un Prêteur est empêché, pour quelque raison que ce soit qui n'est pas attribuable à ce Prêteur, d'exercer son droit de conversion aux termes de l'0, ou si l'Emprunteur est empêché, pour quelque raison que ce soit qui n'est pas attribuable à ce Prêteur, d'émettre des Actions à la Date de Conversion pertinente ou si les Actions cessent d'être inscrites à la cote de la Bourse de Toronto et ce Défaut n'est remédié dans les (5) Jours Ouvrables suivant la date à laquelle il survient;

1.1.49   si l'Emprunteur n'acquitte pas, lorsqu'exigible, tout paiement de frais ou de frais accessoires envisagés par la présente Convention et qu'il n'est pas remédié à ce Défaut dans les sept (7) Jours Ouvrables qui suivent celui où un Prêteur lui en a donné avis écrit; ou

1.1.50   si l'une ou l'autre des Compagnies ne respecte pas les obligations ou engagements qui ont trait à cette Compagnie aux termes des présentes ou des autres Documents des Prêteurs, autres que les engagements prévus aux sous-paragraphes ci-dessus, et qu'il n'est pas remédié à ce Défaut dans les 20 Jours Ouvrables qui suivent celui où un Prêteur en a donné avis écrit à l'Emprunteur;

1.1.51   si une Compagnie fait cession au profit de ses créanciers ou dépose ou consent à ce que soit déposé une requête de mise en faillite ou une proposition ou un avis d'intention aux termes de toute loi sur la faillite de quelque territoire que ce soit ou est jugée insolvable ou faillie, ou fait une requête ou demande à un tribunal pour que soit nommé un syndic, fiduciaire, liquidateur ou séquestre à l'égard d'une partie importante de ses biens, ou si une Compagnie entame une procédure à son propre endroit ou à l'endroit de ses biens ou une partie importante de ses biens aux termes de toute loi qui vise une réorganisation, un concordat, un redressement, un compromis ou une liquidation, de quelque territoire que ce soit, actuellement ou par la suite en vigueur (toute telle procédure, incluant, sans limitation la cession au profit de créanciers ou le dépôt ou le consentement au dépôt d'une requête de mise en faillite, d'une proposition ou d'un avis d'intention aux termes de toute telle loi sur la faillite, est ci-après au présent Article appelé « **Procédure Judiciaire** »); ou s'il est entamé contre une Compagnie une Procédure Judiciaire et qu'elle n'est pas réglée à l'intérieur d'une période de 30 jours; ou si un syndic, liquidateur ou séquestre à l'égard d'une Compagnie ou partie importante de ses biens est nommé ou si une Compagnie consent à, ou approuve, ou accepte toute Procédure Judiciaire ou la nomination de tout syndic, liquidateur ou séquestre à son égard ou vis-à-vis d'une partie importante de ses biens; ou

1.1.52   si tout état, attestation, rapport ou déclaration, incluant les représentations et garanties formulées aux termes de l'ARTICLE 7, qui a été fourni par l'Emprunteur aux Prêteurs relativement à la présente Convention ou aux autres Documents des Prêteurs, se révèle incorrect, sous un aspect important; ou

1.1.53   si une Compagnie est en défaut à l'égard de toutes dettes à l'égard d'argent emprunté (autre qu'une dette créée aux termes de la présente Convention) qui, ensemble, sont supérieures à 300 000 $, ou à leur équivalent dans chaque cas en toute autre devise, autre qu'une dette dont la validité est contestée diligemment et de bonne foi par cette Compagnie ou en son nom au moyen de procédures appropriées et pour laquelle il n'est pas commencé une procédure de forclusion, saisie, saisie-exécution ou autre type de saisie ou procédure similaire; ou

1.1.54   si l'une quelconque des représentations et garanties formulées par l'Emprunteur aux termes de la Convention de Souscription se révèle incorrecte, sous un aspect important; ou

1.1.55   si une Compagnie met un terme de façon permanente à ses activités ou avise les Prêteurs de son intention de le faire.

Recours. Si un Cas de Manquement s'est produit et se poursuit, chaque Prêteur peut déclarer comme immédiatement dû et exigible le montant entier de son Prêt et exercer tous ses droits et recours aux termes des présentes, des autres Documents des Prêteurs ou de la loi.

Imputation des paiements. Nonobstant les dispositions de l'article 1572 du *Code civil du Québec* ainsi que toute autre règle légale sur l'imputation des paiements, chaque Prêteur peut imputer tout produit de recouvrement à la portion du Prêt de ce Prêteur dû par l'Emprunteur aux termes de la présente Convention, suivant ce que ce Prêteur juge préférable.

Avis. Sauf ainsi qu'il est autrement expressément prévu aux présentes, aucun avis ni mise en demeure de quelque nature n'a besoin d'être donné à l'Emprunteur par les Prêteurs ou l'un d'entre eux aux fins de mettre l'Emprunteur en défaut, ce dernier étant en défaut par le simple écoulement du temps accordé pour l'exécution d'une obligation ou par la simple survenance d'un événement constituant un Cas de Manquement, sous réserve, le cas échéant, des délais envisagés au paragraphe 12.1.

Rapports avec l'Emprunteur. Les Prêteurs peuvent accorder des délais et autres faveurs, prendre des garanties ou y renoncer, accepter des compromis, accorder quittance et mainlevée et négocier d'autre façon avec l'Emprunteur selon ce qu'ils jugent convenable, sans que cela diminue la responsabilité de l'Emprunteur ni ne porte atteinte aux droits des Prêteurs.

<u>Généralités</u>

Avis. Sauf ainsi qu'il est autrement spécifié aux présentes, tous les avis, requêtes, demandes ou autres communications entre les parties contractantes des présentes sont réputés avoir été dûment donnés ou faits à la partie à qui cet avis, requête, demande ou autre communication est donné ou qui est permis d'être donné ou effectué aux termes de la présente Convention, lorsque livré à la partie concernée ou reçu par elle (par courrier certifié, dûment affranchi, ou par télécopieur ou par livraison en main propre) à son adresse et à son attention indiquée sous sa signature ou à telle autre adresse que les parties aux présentes peuvent par la suite se communiquer pas écrit. Aucune autre méthode pour se donner avis n'est pas les présentes interdite.

Droits et recours cumulatifs. Les droits et recours des Prêteurs en vertu de la présente Convention sont cumulatifs et non exclusifs de tous autres droits ou recours dont ils pourraient par ailleurs disposer, et aucune omission ni aucun retard des Prêteurs dans l'exercice de tout droit ne constitue une renonciation à celui-ci, de même qu'aucun exercice unique ou partiel de tout pouvoir ou droit n'interdit son exercice ultérieur ni l'exercice de tout autre pouvoir ou droit.

Cession par l'Emprunteur. Les droits de l'Emprunteur aux termes des présentes sont déclarés purement personnels et, par conséquent, ne peuvent pas être cédés ni transférés, et l'Emprunteur ne peut ni céder ni transférer aucune de ses obligations, une telle cession étant nulle et sans effet et rendant alors tout solde en cours des sommes mentionnées ci-dessus immédiatement exigible au gré de chaque Prêteur.

Cession par les Prêteurs. Les droits, y compris, sans limiter la généralité de ce qui précède, le Prêt à Terme de chaque Prêteur aux termes de présentes peuvent être cédés ou transférés, en totalité ou en partie, à un ou plusieurs cessionnaires (aux frais de ce dernier ou du Prêteur concerné) et en une ou plusieurs transactions, pourvu que le Prêteur cessionnaire ait obtenu le consentement préalable écrit de l'Emprunteur <u>étant entendu, toutefois,</u> que le consentement de l'Emprunteur n'est pas requis lorsque :

1.1.56 la cession survient alors qu'un Cas de Manquement est survenu et subsiste;

1.1.57 la cession est effectuée par le Fonds en faveur de SGF, d'un fonds spécialisé ou d'un fonds affiché comme étant membre de son réseau;

1.1.58 la cession est effectuée par SGF en faveur **(i)** du Fonds, **(ii)** du gouvernement du Québec, **(iii)** d'une entité dans laquelle le gouvernement du Québec détient une participation financière, **(iv)** d'une entité désignée ou approuvée par le gouvernement du Québec notamment dans le cadre d'un transfert du portefeuille d'investissement de SGF, **(v)** de toute entité ayant des objets similaires à ceux de SGF ou de sa compagnie mère, **(vi)** de la compagnie mère de SGF, ou **(vii)** de toute filiale de SGF ou de sa compagnie mère.

Cependant, dans tous les cas, le Prêteur cessionnaire doit en aviser tout autre Prêteur et l'Emprunteur.

De plus, aucune cession ne peut avoir lieu dans la mesure où le cessionnaire est considéré être un non-résidant du Canada au sens de la *Loi de l'impôt sur le revenu* (Canada).

Exemplaires. La présente Convention peut être signée en un nombre indéterminé d'exemplaires, dont chacun est réputé constituer un original, mais dont la totalité des exemplaires distincts constitue un seul et même document. Une partie peut signer la présente Convention en signant l'un ou l'autre des exemplaires de la présente Convention.

Autonomie des dispositions. Toute disposition de la présente Convention qui est interdite ou inopérante dans un territoire quelconque ne produit pas ses effets dans ce territoire dans la mesure de cette interdiction ou de ce caractère inopérant, sans pour autant invalider les dispositions restantes de la présente Convention pour ce qui est de ce territoire, ni diminuer la validité ou l'applicabilité de cette disposition dans un autre territoire.

Indemnisation. Sans préjudice à tout autre recours de la part d'un Prêteur, l'Emprunteur s'engage à tenir chacun des Prêteurs à couvert et à l'indemniser de tous dommages, pertes ou dépenses, raisonnables, directs ou indirects, qu'il pourrait subir ou encourir par suite de toute inexactitude des représentations et garanties ou violation des engagements de l'Emprunteur contenus aux présentes (incluant tous dommages, pertes ou dépenses, tels les honoraires et autres frais légaux raisonnables, subis ou encourus par suite d'une réclamation faite par un tiers).

DATE CONVENTIONNELLE

Date Conventionnelle. Pour fins de commodité, il peut être fait référence à la présente Convention comme portant la date conventionnelle du 31 mars 2003 nonobstant la date réelle de sa signature.

EN FOI DE QUOI, les parties aux présentes ont signé la présente Convention à la date et à l'endroit mentionnés en tout premier lieu.

LES LABORATOIRES AETERNA INC.

Par : _____

Adresse :	1405, boulevard du Parc Technologique Québec (Québec) G1P 4P5
À l'attention de :	Vice-président, affaires juridiques et secrétaire
Télécopieur :	(418) 652-0881

LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)

Par : _____

Jean-Denis Dubois

et Par : _____

Serge Lapointe

Adresse : 545, Crémazie Est
Montréal (Québec)
H2M 2W4

À l'attention de : Affaires juridiques

Télécopieur : (514) 383-2500

SGF SANTÉ INC.

Par : _____

Francis Bellido, président

et Par : _____

Marc Paquet, secrétaire

Adresse : 600, rue de la Gauchetière Ouest
Bureau 1700
Montréal (Québec)
H3B 4L8

À l'attention de : Secrétaire

Télécopieur : (514) 395-8055

ANNEXE « A »

DÉFINITIONS

« **Actions** » désigne les actions à droit de vote subalterne de l'Emprunteur, sujet aux ajustements envisagés aux paragraphes 4.7 et 4.8;

« **Affectation Permises** » désigne collectivement les Affectations Permises de l'Emprunteur et les Affectations Permises de Zentaris;

« **Affectations Permises de l'Emprunteur** » désigne, en ce qui concerne l'Emprunteur :

toute Charge présente et future consentie par l'Emprunteur sur ses biens qui ne sont pas des Biens Hypothéqués;

les Hypothèques à l'Achat qui garantissent une ou plusieurs dettes;

toute Charge pour taxes, cotisations ou autres impôts ou droits de gouvernement qui ne sont pas encore exigibles et ne font pas l'objet d'un défaut ou, s'ils le sont, dont la validité est contestée diligemment et de bonne foi par l'Emprunteur ou en son nom, pourvu que celui-ci ait, si requis par les principes comptables généralement reconnus au Canada, appliqués de manière constante, prévu dans ses livres des provisions adéquates à cet égard et qu'il n'y ait aucune réserve des vérificateurs de l'Emprunteur à cet égard;

toute Charge résultant de tout jugement rendu ou réclamation produite à l'endroit de l'Emprunteur, que celui-ci ou des tiers pour son compte conteste diligemment et de bonne foi, pourvu que les Prêteurs aient reçu la sûreté qu'ils ont pu demander, agissant raisonnablement, pour garantir que cette contestation n'entraînera la confiscation d'aucune partie des biens de l'Emprunteur;

les nantissements ou dépôts en vertu des lois sur l'indemnisation des accidents du travail, l'assurance-emploi, la retraite, l'assurance sociale ou autres lois similaires, ou les dépôts faits de bonne foi relativement à des offres, des soumissions, des baux ou des contrats (excluant, cependant, l'emprunt d'argent ou le remboursement d'argent emprunté), les dépôts d'espèces ou d'obligations pour garantir un cautionnement d'appel ou les cautionnements exigés à l'occasion de procédures judiciaires;

toute Charge d'artisan, d'ouvrier, de constructeur, d'entrepreneur ou de fournisseur de matériaux, d'architecte, d'ingénieur ou de sous-entrepreneur ou autre Charge semblable reliée à la construction ou à l'entretien des biens de l'Emprunteur et pourvu que toute semblable Charge ne soit pas inscrite ou publiée ou que l'Emprunteur n'en ait pas reçu avis conformément à la loi ou, si avis en a été ainsi donné ou si telle Charge est inscrite ou publiée, pourvu que la validité de semblable Charge soit contestée diligemment et de bonne foi par l'Emprunteur ou en son nom et que les Prêteurs aient reçu la sûreté qu'ils ont pu demander pour garantir que cette contestation n'entraînera la confiscation d'aucune partie des biens de l'Emprunteur;

les restrictions, droits de passage, servitudes ou autres droits fonciers similaires (y compris, sans restreindre la portée de ce qui précède, les droits de passage et servitudes pour chemins de fer, égouts, canalisations, pipelines pour le gaz et l'huile, conduite de gaz et d'eau, conduits, poteaux, fils et câbles d'électricité et de téléphone ou de télégraphe ou de câbles pour la télévision) accordés à d'autres personnes ou réservés en faveur de celles-ci qui, dans l'ensemble, n'entravent pas de façon importante l'utilisation, dans le cadre des activités de l'Emprunteur, du bien visé;

le droit réservé ou conféré à toute municipalité ou autre organisme gouvernemental ou public aux termes de tout bail, licence, franchise, octroi ou permis obtenu par l'Emprunteur ou tout droit résultant d'une disposition statutaire, de mettre fin à ce bail, licence, franchise, octroi ou permis, ou d'exiger des paiement annuels ou autres comme condition à son maintien;

les restrictions, limitations, conditions et dispositions, s'il en est, grevant un immeuble énoncées dans toute concession initiale de cet immeuble consenti par la Couronne, exception statutaire aux titres de propriété et réserve de droits miniers;

les vices ou irrégularités de titre qui sont mineurs et qui, dans l'ensemble, n'entraveront pas de façon importante l'utilisation du bien visé aux fins pour lesquelles il est détenu par l'Emprunteur;

les Charges consenties par l'Emprunteur sur ses créances et inventaires afin de garantir à Banque Royale du Canada les obligations de l'Emprunteur envers celle-ci à l'égard de lettres de crédit émises par Banque Royale du Canada à la demande de l'Emprunteur en faveur de fournisseurs de cartilages de requins, pourvu cependant que le montant global de toutes ces lettres de crédit en cours à toute date n'excède pas 920 000 $;

les sûretés accordées aux Prêteurs aux termes des présentes;

les droits résultant d'un bail publiés au Registre des droits personnels et réels mobiliers (le « **RDPRM** ») sous les numéros 00-0166114-0007 et 02-0410590-0001;

les droits de propriété du crédit-bailleur publiés au RDPRM sous les numéros 00-0297536-0009, 01-0429809-0009 et 02-0157173-0002;

la réserve de propriété publiée au RDPRM sous le numéro 02-00700080-0001;

toute Charge expressément autorisée par écrit de temps à autre par les Prêteurs;

« **Affectations Permises de Zentaris** » désigne, en ce qui concerne Zentaris, les Charges mentionnées ou auxquelles on fait référence à l'annexe « E »;

« **Avoir des Actionnaires** » désigne, à toute date, déterminée sur la base des états financiers consolidés de l'Emprunteur, l'avoir des actionnaires à cette date;

« **Biens Hypothéqués** » a la signification qui lui est donnée au paragraphe 5.1;

« **Cas de Manquement** » a la signification qui lui est donnée au paragraphe 12.1;

« **Charge** » désigne **(i)** tout droit de compensation ou de combinaison de comptes visant à assurer le paiement ou l'exécution d'une obligation, **(ii)** tout intérêt dans un bien garantissant une obligation due à une personne autre que le propriétaire, ou une créance d'une personne autre que le propriétaire (ce qui, pour les fins des présentes, inclut tout possesseur aux termes d'une convention de réserve du titre de propriété et tout locataire aux termes d'un bail capitalisé ou dans une transaction de cession-bail) y compris sous forme d'hypothèque, de gage, de privilège, de charge, de cession à titre de garantie, d'affectation en garantie, de sûreté, de contrat de vente à crédit, de contrat de vente conditionnel, d'arrangement de dépôt, de fiducie réputée, de réserve de titre de propriété, de bail capitalisé, d'arrangement d'escompte, de fiducie avec pleins recours pour des arrangements d'affacturage ou de titrisation, **(iii)** toute préférence, priorité, contre-demande, ou tout prélèvement, exécution, saisie, confiscation, saisie-arrêt ou autre grèvement de bien, et **(iv)** toute entente visant à octroyer l'un quelconque des droits ou intérêts ci-dessus;

« **Compagnies** » désigne collectivement l'Emprunteur et Zentaris et « **Compagnie** » désigne l'une ou l'autre d'entre elles;

« **Convention de Souscription** » désigne la convention de souscription intervenue le 9 avril 2002 entre l'Emprunteur, SGF et Fonds, telle qu'elle peut être amendée, modifiée ou mise à jour de temps à autre;

« **Convention entre Prêteurs** » désigne la convention entre prêteurs intervenue à la Date de Signature entre SGF et Fonds, telle qu'elle peut être amendée, modifiée ou mise à jour de temps à autre;

« **CVMQ** » désigne la Commission des valeurs mobilières du Québec;

« **Date d'Échéance** » désigne le 31 mars 2006;

« **Date de Conversion** » désigne la date à laquelle l'Emprunteur reçoit un Formulaire de Conversion dûment signé par un Prêteur à l'égard de l'exercice par ce Prêteur de la conversion de tout ou partie du Prêt à Terme de ce Prêteur et des intérêts alors courus et impayés sur celui-ci;

« **Date de Signature** » désigne le 31 mars 2003;

« **Décision de la CVMQ** » signifie la décision numéro 2001-C-0507 de la CVMQ datée du 13 novembre 2001;

« **Défaut** » désigne l'un ou l'autre des cas mentionnés au paragraphe 12.1, dont la survenance ou la non-survenance, selon le cas, constitue un Cas de Manquement, ou qui, suite à l'écoulement du temps ou la signification d'un avis, ou les deux à la fois, constituerait un Cas de Manquement;

« **Dette** » désigne, à toute date, déterminée sur la base des états financiers consolidés de l'Emprunteur, le total, à cette date, de la dette à long terme et de la portion à court terme de la dette à long terme de l'Emprunteur et de ses filiales à l'égard d'argent emprunté;

« **Disposition** » a la signification qui lui est donnée au sous-paragraphe 11.1.2;

« **Documents des Prêteurs** » désigne collectivement, la présente Convention, les Documents de Sûreté, la Convention entre Prêteurs, l'engagement de Zentaris envisagé au paragraphe 6.1.4 et tout autre document ou conventions accessoires à celles-ci;

« **Documents de Sûreté** » désigne collectivement tous les documents envisagés ou auxquels référence est faite à l'ARTICLE 5;

« **Effet Défavorable Important** » signifie un effet défavorable important sur la situation financière, l'activité, les affaires internes, les perspectives, l'avoir des actionnaires ou les résultats d'exploitation de l'une ou l'autre des Compagnies;

« **Emprunteur** » désigne Les Laboratoires Aeterna Inc., une société dûment constituée en vertu de la *Loi canadienne sur les sociétés par actions* et comprend tout successeur de celle-ci;

« **Formulaire de Conversion** » désigne un formulaire substantiellement en la forme de celui ci-joint en annexe « F »;

« **Fonds** » désigne Fonds de Solidarité des Travailleurs du Québec (F.T.Q.), une compagnie dûment constituée en vertu de la Loi constituant le Fonds de Solidarité des Travailleurs du Québec (F.T.Q.) et comprend tout successeur ou cessionnaire de celle-ci;

« **la présente Convention** », « **cette Convention** », « **les présentes** », et autres expressions semblables renvoient collectivement à la présente convention de crédit et aux annexes qui l'accompagnent de même qu'à tout document qui y est accessoire, le tout tel que modifié, amendé ou mis à jour de temps à autre;

« **Hypothèque à l'Achat** » signifie **(i)** toute Charge créée, donnée, accordée ou assumée sur tout bien mobilier lors de l'achat de celui-ci ou dont l'achat fait l'objet d'une convention de réserve du titre de propriété ou dont la location fait l'objet soit d'un bail ou crédit-bail, dans tous les cas à condition qu'une telle Charge soit exclusive au bien ainsi acquis, qu'elle soit créée, donnée, accordée ou assumée à peu près en même temps que l'acquisition ou la location d'un tel bien et qu'elle ne garantisse pas plus de 100 % du coût d'acquisition ou de location du bien ainsi acquis; et **(ii)** tout renouvellement, refinancement ou extension d'une Charge visée au paragraphe (i) ci-dessus consenti en garantie d'un montant en capital n'excédant pas le montant en capital non payé de l'endettement ainsi garanti immédiatement avant ce renouvellement, refinancement ou extension;

Aux fins des présentes, le montant en tout temps de toute Hypothèque à l'Achat qui constitue un bail ou crédit-bail tel qu'envisagé ci-dessus, est, dans la mesure où il est capitalisé, le montant capitalisé de celui-ci, à telle date, déterminé conformément aux principes comptables généralement reconnus au Canada, appliqués de manière uniforme;

« **Jour Ouvrable** » désigne toute journée, à l'exclusion des samedis, dimanches et autres journées qui à Montréal (Canada) sont des jours fériés ou une journée où les établissements bancaires sont autorisés par la loi ou par proclamation locale à fermer;

« **Loi de 1933** » signifie la loi américaine intitulée *Securities Act of 1933*, dans sa version modifiée;

« **Prêt** » désigne, en ce qui concerne tout Prêteur, en tout temps, le Prêt à Terme de ce Prêteur et toutes autres sommes en capital, intérêts, frais et débours et intérêts sur les arriérés d'intérêt, des frais et de débours, dans chaque cas, exigibles en vertu des présentes par ce Prêteur et « **Prêts** » renvoie collectivement aux Prêts de tous les Prêteurs;

« **Prêt à Terme** » désigne à toute date, en ce qui concerne tout Prêteur, le montant en capital avancé par ce Prêteur à l'Emprunteur aux termes de la présente et encore en cours à cette date, et inclut tout intérêt capitalisé conformément aux dispositions des paragraphes 3.6 et 3.7, et « **Prêts à Terme** » désigne collectivement les Prêts à Terme de tous les Prêteurs;

« **Prêteurs** » désigne collectivement SGF et Fonds et comprend tout successeur et cessionnaire de celles-ci, et « **Prêteur** » désigne l'un ou l'autre d'entre eux;

« **Prix de Conversion** » désigne le prix résultant de la multiplication de 1.25 par la moyenne pondérée du cours des Actions transigée à la Bourse de Toronto (TSX) pour les dix (10) jours de bourse précédant immédiatement la Date de Signature, soit 5,05 $ par Action;

« **Propriété Intellectuelle** » signifie tous les droits dans les marques et noms de commerce, les brevets, les demandes de brevet, les découvertes, les procédés, les dessins, notamment les dessins industriels, les inventions, les spécifications, les logiciels, l'information technique, le savoir-faire, les technologies, les formules, les droits d'auteur, les banques de données, les données, les modèles, les patrons, les prototypes utilisés ou en voie de développement, les résultats et connaissances issus directement ou indirectement de la réalisation de projets de recherche et développement et qui ne sont pas du domaine public, y compris toutes les améliorations ou modifications de l'un ou l'autre des droits qui précèdent, les droits reliés à leur enregistrement, à des demandes d'enregistrement ou à leur renouvellement, dans tous les territoires ou juridictions, les licences, les sous-licences, les concessions et tous les autres droits de propriété intellectuelle nécessaires ou reliés à l'exploitation d'une entreprise ou en découlant;

« **SGF** » désigne SGF Santé Inc., une compagnie dûment constituée aux termes de la partie IA de la *Loi sur les compagnies* (Québec), et comprend tout successeur ou cessionnaire de celle-ci;

« **Zentaris** » désigne Zentaris GmbH, une personne morale constituée aux termes des lois de la République fédérale d'Allemagne et issue de la fusion de Blitz F02-570 GmbH et de Zentaris AG, et comprend tout successeur de celle-ci.

ANNEXE « B »

<ins>PROPRIÉTÉ INTELLECTUELLE</ins>

ANNEXE « C »

VIOLATION DE DROITS DE PROPRIÉTÉ INTELLECTUELLE

La société européenne Picsou SAH (du Luxembourg), qui utilise un logo presque identique à celui de la Société, a déposé une demande d'enregistrement d'une marque de commerce pour son logo. La Société a déposé en janvier 2002 une opposition à cette demande fondée sur l'emploi antérieur (et non sur un pré-enregistrement) et elle rassemble présentement la preuve de cet emploi antérieur.

ANNEXE « D »

NON-CONCURRENCE

Plusieurs contrats de distribution intervenus entre Atrium ou Unipex (ou l'une de ses filiales) et leurs fournisseurs contiennent un engagement d'exclusivité en faveur du fournisseur relativement au produit distribué par Atrium ou Unipex (ou l'une de ses filiales), selon le cas (généralement à l'effet qu'Atrium ou Unipex (ou l'une de ses filiales), selon le cas, ne peut distribuer le même type de produit pour le compte d'un autre fournisseur concurrent) et confèrent des droits de commercialisation pour des territoires définis dans ces contrats, ces engagements étant habituels dans leur industrie.

ANNEXE « E »

AFFECTATIONS PERMISES DE ZENTARIS

« **Affectations Permises de Zentaris** » a le même sens que celui accordé à l'expression « *Permitted Encumbrance* » au document joint à cette annexe « E »

ANNEXE « F »

FORMULAIRE DE CONVERSION

English Translation of the Loan Agreement

CDN$25,000,000

LOAN AGREEMENT

between

LES LABORATOIRES AETERNA INC.
AS BORROWER

- and -

LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)

- and -

SGF SANTÉ INC.
AS LENDERS

DATED AS OF MARCH **31, 2003**

TABLE DES MATIÈRES

TABLE OF CONTENTS

(ctd.)

TABLE OF CONTENTS

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TABLE OF CONTENTS

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SCHEDULES

This **LOAN AGREEMENT**, entered into in Montreal, Province of Quebec, as of March 31, 2003

BETWEEN: **AETERNA LABORATORIES INC.**, as Borrower

AND: **LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)**, as Lender

AND: **SGF SANTÉ INC.,** as Lender

WITNESSETH THAT:

WHEREAS the Borrower wishes to borrow an amount of CDN$25,000,000 from the Lenders and the Lenders are prepared to lend such monies to the Borrower upon the terms and subject to the conditions herein contained;

NOW THEREFORE, in consideration of the covenants in this Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 2

<u>INTERPRETATION</u>

2.1   **<u>Definitions</u>**. The capitalized words and expressions, wherever used in this Agreement or its Schedules or in any agreement ancillary hereto, unless the subject or context is inconsistent therewith, shall have the meaning ascribed to them in Schedule "A".

2.2   **<u>General Interpretation</u>**. Unless the subject or context is inconsistent therewith, words importing the use of the singular include the plural and vice versa and words importing the use of any gender include all genders, and all amounts are expressed in the lawful money of Canada.

2.3   **<u>Headings, etc</u>**. The division of this Agreement into Articles, sections and sub-sections and the insertion of headings are for ease of reference only and shall not affect the meaning or interpretation of this Agreement.

2.4   **<u>Accounting Principles</u>**. Unless the Lenders otherwise expressly agree, all computations to be made in accordance herewith and all financial statements referred to herein shall be made in accordance with generally accepted accounting principles in Canada, consistently applied.

2.5   **Governing Law**. This Agreement and the interpretation and enforcement thereof shall be governed by the Laws of the Province of Quebec and the Laws of Canada applicable therein.

ARTICLE 3

TERM LOANS

3.1   **Term Loans**.   Each Lender, for itself and not jointly or severally, agrees, according to the terms and subject to the conditions of this Agreement, to make available to the Borrower an amount of CDN$12,500,000 as being the capital amount of the Term Loan of each such Lender. Accordingly, the total capital amount of the Term Loans is CDN$25,000,000.

3.2   **Availability of Term Loans**.   Subject to compliance with the provisions of Article 5 of this Agreement, the Borrower shall draw the total amount of the Term Loans on the Closing Date.

3.3   **Interest Rate**. The Term Loans shall bear interest at a rate of 12% per annum.

3.4   **Calculation of Interest**. Interest shall be calculated based on a 365-day year or, as the case may be, a 366-day year, in days actually elapsed and, for one day, equals 12% divided by 365 or 366, depending on the relevant year, multiplied by the balance of the Term Loans for that day.

3.5   **Payment of Interest**. Accrued interest shall be payable on each anniversary of the Closing Date.   Unpaid interest which is not capitalized in accordance with the provisions of sections 3.6 and 3.7 shall bear interest at the rate applicable to the capital amount, calculated daily and compounded monthly, and shall be payable, on demand by the Lenders.

3.6   **Capitalization of Interest**. With respect to each interest payment which becomes payable on the first and second anniversary of the Closing Date, the Borrower shall have the right to require that the amount of interest then due be capitalized. The Borrower shall exercise such right by notifying the Lenders in writing no later than the thirtieth (30th) day following the date on which such amount of interest became payable. Interest shall be deemed to be capitalized as of the date on which it became payable and, accordingly, the interest due to a Lender and thereby capitalized shall be deemed to form an integral part of the Term Loan of such Lender as of the date on which such interest became payable.

3.7   **Deemed Capitalization of Interest**. In the event that, on the 30th day following the first or second anniversary of the Closing Date, the Borrower has not made the payment of the interest which is payable on such anniversary date and has not asked that it be capitalized in accordance with section 3.6, provided that no Default or Event of Default has occurred or is continuing, such interest shall be deemed capitalized as of the date on which it became payable. As a result, the interest due to a Lender which is thereby capitalized shall be deemed to form part of the Term Loan of such Lender as of the date on which such interest became payable.

3.8   **Maturity of Term Loans**.   Subject to the exercise by the Lenders of their conversion right pursuant to Article 3, the Borrower shall repay the Term Loans in a single payment payable on the Maturity Date.   Concurrently with such payment, the Borrower shall also pay any accrued and unpaid interest as of such date as well as any other sum due pursuant to the Loans.

3.9   **Voluntary Early Repayment**. The Borrower shall not have the right to repay all or part of the Term Loans in advance.

3.10   **Payment on a Business Day and before 1:00 p.m., Montreal time**. Every time a payment or reimbursement is due on a day which is not a Business Day, it shall be made on the following Business Day. In addition, any sum received after 1:00 p.m., Montreal time, on a Business Day will be applied on the Business Day following the appropriate payment or reimbursement which was to have been made that day. Until it is so applied, interest shall continue to run in the manner contemplated by this Agreement on the amount of such payment or reimbursement.

3.11   **Payments**. All payments or reimbursements of capital and interest on the Term Loans and of costs, fees and other sums payable or becoming payable hereunder from the Borrower shall be made by it through payments made to the Lenders at their respective address indicated under their signature hereof or at any other address which a Lender may indicate to the parties hereto from time to time in writing at least two (2) Business Days preceding the date the payment or reimbursement is payable.

3.12   **Proportionate Payments**.   All payments or reimbursements made by the Borrower to the Lenders hereunder shall be made pro rata between the Lenders.

ARTICLE 4

CONVERSION RIGHT

4.1   **Conversion Right**. Each Lender may, at any time and from time to time, at its option, convert all or part of its Term Loan and any accrued and unpaid interest thereon into fully paid Shares at a conversion rate determined by dividing the portion of the Term Loan of such Lender and the accrued and unpaid interest thereon to be converted by the Conversion Price.

4.2   **Exercise of Conversion Right**.   The conversion right contemplated by section 4.1 shall be exercised by the Lender giving the Borrower, with a copy to the other Lender, a Conversion Form, duly signed and completed by the Lender and indicating the portion of its Term Loan and the interest then accrued and unpaid thereon which it intends to convert.   The delivery by a Lender of the duly signed and completed Conversion Form shall be deemed to constitute a contract between such Lender and the Borrower pursuant to which **(i)** such Lender subscribes for the number of Shares it is entitled to receive pursuant to the exercise of its conversion right, **(ii)** such Lender releases the Borrower from all responsibility with respect to the portion of the Term Loan and the accrued and unpaid interest thereon thus converted, and **(iii)** the Borrower agrees that the reduction up to the portion of the Term Loan and the accrued and unpaid interest thereon thus converted shall constitute full payment of the subscription price for the Shares to be issued to or to the order of such Lender pursuant to the exercise of such conversion right.

4.3   **Share Certificates**. As soon as possible after the Conversion Date but no later than three (3) Business Days after the Conversion Date, the Borrower shall issue and deliver or cause to be issued and delivered to the Lender which issued the relevant Conversion Form, or to its written order, one or more certificates registered in the name of the Lender or of the persons indicated in the Conversion Form, and such certificate(s) shall represent the number of Shares issued pursuant to the exercise by such Lender of the conversion right, and the Borrower shall attach to such delivery any amount which may be payable upon the conversion under sections 4.5 and 4.6.

4.4   **Date and Effect of Conversion**. The conversion into Shares shall be deemed to have been made on the Conversion Date and, as of such time, **(i)** the Term Loan of such Lender shall be reduced by an amount in capital for which such Lender has requested a conversion, **(ii)** the accrued and unpaid interest with respect to the Term Loan of such Lender shall be reduced by the amount thereof for which such Lender has requested conversion, and **(iii)** the person or persons on whose behalf one or more certificates representing the Shares are to be registered and delivered following the conversion shall be, or shall be deemed to be, the registered holder(s) of the Shares represented by the certificate(s).

4.5   **No Fractional Shares**. Notwithstanding any other provision hereof, the Borrower shall not issue any fractional Share upon the conversion of all or part of the Term Loan of a Lender and of the accrued and unpaid interest thereon, but, in lieu of each such fractional Share, it shall make a cash payment in favour of such Lender.

4.6   **Fees for Exercising Conversion Right**. The Borrower shall bear all reasonable fees incurred by a Lender related to the issue of Shares resulting from its exercise of the conversion right contemplated by this Article 3.

4.7   **Adjustments**. In the event that, at any time before the exercise by a Lender of its conversion right under this Article, there is:

      4.7.1   a change in the capital stock of the Borrower through a stock split of the outstanding Shares, a change of the outstanding Shares into shares of any other class of shares in the capital stock of the Borrower, or a consolidation of the outstanding Shares into a lesser number;

      4.7.2   a declaration by the Borrower of a dividend, other than a dividend declared in the normal course of business of the Borrower, on the Shares of the Borrower payable in Shares or securities convertible into Shares;

4.7.3 a merger, amalgamation, consolidation or other corporate reorganization or sale of all or a substantial part of the assets of the Borrower;

4.7.4 any other change involving the shares of any class, including the Shares of the Borrower then outstanding, which may affect and change the features of the Shares of the Borrower in a material way;

(the operations listed in sections 4.7.1 to 4.7.4, except for merger and amalgamation, being collectively referred to as the "**Operation**"), each Lender shall have the right to convert its Term Loan and the interest then accrued and unpaid thereon into shares, securities, cash or other similar assets of the same nature and for the same amounts as if the Lender had exercised its conversion right before the Operation and, where applicable, the Conversion Price shall be adjusted accordingly.

4.8 **Adjustments in the Event of Merger or Amalgamation**. In the event the Borrower merges or amalgamates with another legal person before the exercise by a Lender of its conversion right under this Article, any conversion hereunder shall be a conversion into a number of shares of the legal person resulting from the merger, or amalgamation required to retain an equivalent equity and voting percentage, keeping the same proportions, i.e. in relative and not absolute terms, after making the necessary adjustments under section 4.7. The merger or amalgamation shall be carried out according to the terms hereof. In addition, the provisions of this section shall not limit the provisions of sub-section 11.1.1.

4.9 **Undertaking.** The Borrower shall not, by amending its articles of incorporation or any other operation involving a reorganization, capital restructuring, transfer of assets, consolidation, merger, amalgamation, dissolution, issue or sale of securities or any other voluntary step, avoid or attempt to avoid compliance with the conditions it is required to meet pursuant to sections 4.7 and 4.8, but shall provide its assistance in good faith to ensure the performance of all the provisions of sections 4.7 and 4.8 and to take all reasonable steps which may be necessary or appropriate to protect the rights of the Lenders.

4.10 **Notice to Regulatory Authorities having Jurisdiction**. The Borrower shall obtain the approval of the Toronto Stock Exchange as provided in sub-section 6.1.6 and send, no later than 10 days after the Closing Date, the notice prescribed by the *Securities Act* (Quebec), with the applicable fees so that the Shares issued following conversion of the Term Loans and the interest then accrued and unpaid thereon, where applicable, shall be freely tradable within 4 months of the Closing Date.

ARTICLE 5

SECURITY

5.1 **Security**. As general security for the payment of the Loans and the performance of all the obligations of the Borrower under this Agreement, the Borrower undertakes to grant first-ranking Liens on all its movable assets, present and future, including all patents, trade-marks and other Intellectual Property rights of the Borrower and all the shares held by the Borrower in Zentaris, but excluding the present and future equipment of the Borrower and the shares currently or subsequently held by the Borrower in Atrium Biotechnologies inc. (collectively, the "**Hypothecated Property**"). The Liens granted in favour of the Lenders shall rank equally. No later than the Closing Date, the Borrower agrees to:

        5.1.1   execute and deliver in favour of each Lender a deed of hypothec pursuant to which the Borrower hypothecates the Hypothecated Property for an amount of CDN$15,000,000;

        5.1.2   execute and deliver a pledge agreement governed by the laws of the Federal Republic of Germany pursuant to which the Borrower shall grant in favour of each of the Lenders a Lien on the shares it holds in Zentaris; and

        5.1.3   deliver to the Lenders endorsements under the insurance policies of the Borrower under which the Lenders are named as additional insureds and, where applicable, beneficiaries, accompanied by a satisfactory hypothecary clause.

5.2   **Additional Security**. At any time, the Lenders, acting reasonably, may indicate to the Borrower that they have determined that, following changes which have occurred since the Closing Date and in order to allow them to fully benefit from the security which the Borrower has agreed to grant them on the Hypothecated Property, **(i)** that they wish Liens to be granted on the Intellectual Property of the Borrower in Europe or **(ii)** that it would be appropriate or desirable that the Borrower provide or enter into supplemental Security Documents.

Within ten (10) business days following receipt of such a notice, the Borrower shall provide or enter into the supplemental Security Documents contemplated by the said notice and shall provide all legal opinions relating thereto which the Lenders may reasonably request. Such supplemental Security Documents and legal opinions shall be in form and substance satisfactory to the Lenders, acting reasonably.

5.3   **Security on Patents Registered in the United States**. The Borrower undertakes to execute and deliver in favour of each of the Lenders, within thirty (30) days of the Closing Date, a securities agreement governed by the laws of New York pursuant to which the Borrower grants in favour of each of the Lenders a Lien on the patents it has published with the United States Patent and Trademark Office or on any patent application it has filed with the United States Patent and Trademark Office.

5.4   **Publication of Security on Patents**. The Borrower agrees to ensure that, as soon as possible after the Closing Date, each of the hypothecary deeds mentioned in sub-section 5.1.1 is published in the Canadian Patent Office and that each of the security agreements contemplated by section 5.3 is published in the United States Patent and Trademark Office. With respect to any patent registered or patent application filed with the Canadian Patent Office or the United States Patent and Trademark Office after the Closing Date, the Borrower agrees to ensure that the Liens granted to the Lenders on any such patent or any such application is published in the Canadian Patent Office or the United States Patent and Trademark Office, as the case may be, concurrently with the filing of such application and registration of such patent or forthwith after its registration.

ARTICLE 6

CONDITIONS PRECEDENT

The Term Loans shall not be disbursed by the Lenders until the following conditions precedent have been fulfilled to the satisfaction of the Lenders:

6.1.1   the Borrower has delivered to the Lenders a certified extract of the resolutions of the board of directors of each of the Companies authorizing the transactions contemplated herein and in the other Lenders' Documents;

6.1.2   the Borrower has delivered to the Lenders a certificate setting out the name, position and original signature of the officers of the Companies which will sign (provided they are parties thereto) this Agreement and the other Lenders' Documents on their behalf;

6.1.3   the Security Documents contemplated by section 5.1 hereof have been duly executed and delivered to the Lenders;

6.1.4   the Borrower has delivered to the Lenders an undertaking of Zentaris signed by duly authorized representatives thereof;

6.1.5   the Liens granted pursuant to the Security Documents contemplated by section 5.1 hereof were duly registered in the register of personal and movable real rights, without any opposing entry except for the Permitted Encumbrances;

6.1.6   the Toronto Stock Exchange has approved the transactions provided for herein, including in particular the conversion terms provided for herein and the listing for trading on the Toronto Stock Exchange of the Shares to be issued to the Lenders following the conversion of the Term Loans and the accrued and unpaid interest thereon in accordance herewith;

6.1.7   The Royal Bank of Canada has consented to the Borrower granting a Lien on its receivables and inventory in favour of the Lenders;

6.1.8   Asta Medica GmbH has granted a release of the Liens which were granted to it on the shares of Zentaris;

6.1.9   the Lenders have received the satisfactory legal opinion of Ogilvy Renault, legal counsel to the Borrower, addressed to the Lenders covering such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request. Such legal counsel shall, among other things, issue a satisfactory opinion (**i**) respecting the legality, validity and enforceability of this Agreement and the other

Lenders' Documents to which the Borrower is a party and which are governed by the laws of Quebec, **(ii)** respecting the validity and enforceability of the Liens granted pursuant to the hypothec contemplated by sub-section 5.1.1, and **(iii)** to the effect that the applicable securities requirements have been met and that the Shares to be issued further to the conversion of the Term Loans and the accrued and unpaid interest thereon will be freely tradable after a 4-month period from the Closing Date;

6.1.10   the Lenders have received the satisfactory legal opinion of Norton Rose, special legal counsel to the Lenders for Germany, addressed to the Lenders covering such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request;

6.1.11   the Lenders have received the satisfactory legal opinion of Arnold & Porter, special legal counsel to the Borrower for the United States of America, addressed to the Lenders covering such matters pertaining to the transactions contemplated hereby as the Lenders may reasonably request;

6.1.12   the Lenders have received a recent search report setting out the Liens registered against the movable property of the Borrower, which report shall be attached to the legal opinion of Ogilvy Renault mentioned in sub-section 6.1.9 and shall not mention Liens other than the Permitted Encumbrances of the Borrower;

6.1.13   the Lenders have received payment of the commitment fee, namely CDN$125,000, before tax, for SGF and CDN$115,042, before tax, for the Fund, and all other transaction fees reasonably incurred as of such date, in accordance with the provisions of section 9.5;

6.1.14   the Lenders have received a certificate respecting certain questions of fact, duly signed by two (2) officers of the Borrower stating, among other things, that the initial investment of the Fund in the amount of $25,000,000 subscribed in the capital stock of the Borrower on April 9, 2002 will lead to economic benefits in Quebec in an amount at least equivalent thereto;

6.1.15   the Lenders are satisfied that no Default or Event of Default has occurred or is continuing.

ARTICLE 7

VARIOUS REPRESENTATIONS OF THE BORROWER

The Borrower represents and warrants that, as of the Closing Date:

7.1   **Incorporation of the Companies**. Each of the Companies is duly incorporated, validly existing and in good standing under the laws of all jurisdictions in which it carries on business. Each of the Companies has the power and capacity to own its property and to carry on its business.

7.2 **Document Authorization**. The Borrower has the power and has taken all necessary legal action to authorize it to borrow under the terms hereof and to execute, deliver and perform, where applicable, this Agreement and the Security Documents, in accordance with the terms thereof and to consummate the transactions respectively contemplated thereby. Zentaris has the power and has taken all necessary legal action to authorize it to execute, deliver and perform the Lenders' Documents to which it is a party in accordance with the terms thereof. The Lenders' Documents have been duly executed and delivered by duly authorized officers of the Companies which are parties thereto and the Lenders' Documents constitute legal, valid and binding obligations of the Companies which are parties thereto enforceable in accordance with their terms, subject, as to enforcement of remedies, to any applicable bankruptcy, insolvency, arrangement with creditors, reorganization, prescription or other similar legislation affecting the enforcement of creditors' rights generally and subject to the limitation that the availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

7.3 **Permits, Licences, etc**. Each of the Companies holds all the permits, licences and similar authorizations required to carry on business in each jurisdiction in which it operates. All such permits, licences and other authorizations are in good standing and none of the Companies is in default with respect to the filings required to be made or the conditions which are required to be fulfilled in order to keep the permits, licences and other authorizations in question in good standing, to the extent that such a default could have a Material Adverse Effect.

7.4 **Compliance of the Agreement and of the Lenders' Documents with Laws, etc**. The execution, delivery and performance by the Companies of the Lenders' Documents and the consummation of the transactions contemplated hereby **(i)** do not infringe any applicable law, **(ii)** do not conflict with, result in a breach of, or constitute a default under the incorporating documents or by-laws of the Companies, **(iii)** do not conflict with any provision or condition and do not require any consent (other than that of the Royal Bank of Canada, which has been obtained) under any deed, agreement or instrument to which they are parties or by which they or any of their property may be bound, and **(iv)** result in or require the creation or imposition of any Lien (other than a Permitted Encumbrance) upon any property now held or hereafter acquired by the Companies, other than, in the case of sub-sections (i) and (iii) above, breaches, infringements, contradictions, conflicts or defaults which, individually or collectively, have not or could not have a Material Adverse Effect.

7.5 **Compliance with Laws**. To the best of the Borrower's knowledge, each Company is in good standing under the laws applicable to it unless the failure to be in good standing does not or could not have a Material Adverse Effect.

7.6 **Title to Property**. Each of the Companies has a good and marketable title to all of its property and assets which are set out in its financial statements as being part of its assets, including, without limitation, the Intellectual Property set forth in Schedule "B" (subject to section 7.14), free of any Lien save Permitted Encumbrances. Schedule "B" contains an exhaustive list of the Intellectual Property held by the Companies on the Closing Date.

7.7   **Litigation**.   There is no notice of infraction, action, suit or judicial proceeding pending against (nor, to the best of the Borrower's knowledge, any notice of infraction, action, suit or judicial proceeding threatened against or in any other manner relating to) the Companies or any of them or any of their property, currently in any court or before any arbitrator of any kind or before or by any governmental authority which, if adversely determined, could, singly or in the aggregate, **(i)** result in a Material Adverse Effect, **(ii)** result in the invalidation of a patent or a right granted under a licence, or **(iii)** invalidate, render unenforceable or decrease the value of a Lien granted pursuant to the Security Documents.

7.8   **Taxes**.   Save with respect to exceptions which are not material for the Company, all federal, provincial and other tax returns of the Companies required by law to be filed as well as all tax returns required by any jurisdiction in which any of the Companies operates have been duly filed, and all taxes, assessments and other charges levied by the various governments (federal, provincial and otherwise) on the Companies and their property, income, earnings and assets which are payable, have been paid, except any such payment which a Company contests in good faith in accordance with the appropriate procedure and for which appropriate reserves have been made in the books of the Companies according to generally accepted accounting principles and with respect to which no foreclosure, seizure, attachment, sale or similar proceedings shall have been commenced.

7.9   **Financial Statements of the Borrower**.   The Borrower has provided to the Lenders a copy of the audited financial statements of the Borrower as at December 31, 2002 which include the balance sheet as of such date and the statements of operating results, shareholders' equity and changes in the financial situation for the period covered by such financial statements, and such financial statements present fairly, in accordance with generally accepted accounting principles, applied consistently, the financial situation of the Borrower. Since December 31, 2002, no change has occurred which could have a Material Adverse Effect.

7.10   **Government Authorization**.   No Company is required to obtain the consent, approval, authorization, permit or licence, or file or register or publish with any federal, provincial or local regulatory authority, or with any regulatory authority having jurisdiction in any place in which it carries on business respecting the execution, delivery and performance, in accordance with its conditions, of the Lenders' Documents to which it is a party, except the consents of the Toronto Stock Exchange (from which conditional consent has been obtained), the filing of the notice with the Nasdaq National Market respecting the Term Loans (which has been done), the filing with the CVMQ of the distribution notice respecting the Term Loans and the payment of the filing fees relating thereto required under securities legislation in Quebec, the filing with the CVMQ of the certificate set forth in the CVMQ Decision and the publication of the Liens set up pursuant to the Security Documents.

7.11 **Articles of Incorporation and Absence of Default**. Each of the Companies complies with all the provisions of its articles of incorporation, by-laws and special by-laws and no Default or Event of Default has occurred or is continuing.

7.12 **Shareholding of Zentaris**. The Borrower is the sole shareholder of Zentaris by good and valid title, free of any Lien (other than a Permitted Encumbrance of the Borrower) and no option or other right convertible into shares of Zentaris has been granted to a person other than the Borrower.

7.13 **Holding of Rights to the Intellectual Property by an Officer or Employee**. No officer, employee, consultant or other supplier of services of the Companies holds any rights in the Intellectual Property thereof and, where applicable, each of them has signed an assignment or waiver of his or its rights in favour of the Companies.

7.14 **Infringement of Intellectual Property Rights**. To the best of the Borrower's knowledge, the operation of the business of the Companies and their Intellectual Property do not infringe any Intellectual Property owned by a third party and the Borrower has no knowledge of any infringement by a third party of its Intellectual Property or that of Zentaris. The Borrower confirms that neither it nor Zentaris is the object of legal proceedings in connection with the infringement of any Intellectual Property right belonging to a third party and that neither of them has received any *mise en demeure* or other form of communication to the effect that it is infringing the Intellectual Property rights of a third party, except as indicated in Schedule "C".

7.15 **Non-Competition**. None of the Companies is a party to or bound by a non-competition agreement or other undertaking or agreement including an undertaking limiting the possibility for it to compete in any area or territory whatsoever or which significantly limits its activities or field of operations, except as indicated in Schedule "D".

7.16 **Insurance**. Each of the Companies maintains insurance issued by recognized insurers covering its property, civil liability and business, including liability insurance for its directors. Each such policy covers reasonable risks for amounts which a prudent administrator in a similar business would carry and each such policy is in effect. None of the Companies is in default under the terms and conditions of such policies or has failed to give notice or make a claim under any of its policies in a timely manner; there has been no claim under the insurance policies since December 31, 2002.

7.17 **Clinical Trials**. Each of the clinical trial contracts signed by the Borrower with investigation / clinical trial sites includes an undertaking on the part of the other party to obtain the approvals which are necessary to conduct the clinical trial.

7.18 **Accuracy and Completeness of Information**. All information, reports and other documents and data (other than the budgets and other pro forma reports) provided to the Lenders by or on behalf of the Borrower were, at the time they were so provided, complete and accurate in all material respects to the extent necessary to give the Lenders true and accurate knowledge of the subject matter.

7.19 **Survival of Representations while Loans are Outstanding**. All the various representations and warranties given under this Agreement are deemed to have been made, and to be true and accurate, as of the Closing Date and shall survive as long as the Loans are outstanding and remain unpaid.

7.20 **Survival of Representations after Conversion Date**. With respect to each Conversion Date, the representations and warranties of the Borrower made herein (it being understood that they will not be updated on every Conversion Date) shall survive with respect to the amount of the Term Loans and the accrued and unpaid interest thereon converted on such Conversion Date, notwithstanding any due diligence carried out before or after such date, for a two (2) year period from such Conversion Date, except **(i)** in the case of fraud, in which case they will survive indefinitely, **(ii)** the representations and warranties provided for in sections 7.1 and 7.2, which will survive indefinitely, and **(iii)** the representations and warranties provided for in section 7.8, which will survive until the expiry of prescription under applicable legislation.

ARTICLE 8

<u>REPRESENTATION OF THE LENDERS</u>

Each of the Lenders represents and warrants that:

8.1 **Solicitation**. Each of the Lenders acknowledges that its Loan is not the result of a general solicitation or advertising, including announcements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast on the radio or television or at a seminar or meeting to which participants were invited through general solicitation or advertising.

8.2 **Hold Period**. Each of the Lenders acknowledges that the resale of the Shares obtained from the conversion of all or part of its Term Loan and the accrued and unpaid interest thereon shall be subject to a mandatory hold period imposed by the regulatory authorities.

8.3 **1933 Act**. Each of the Lenders acknowledges that **(i)** on the Closing Date, the Loans are not registered under the 1933 Act and **(ii)** they will not be registered under the 1933 Act.

8.4 **Distribution in the United States**. Each Lender **(i)** is not a person from or located in the United States; **(ii)** is not granting its Term Loan hereunder on behalf or for the benefit of a person of the United States; and **(iii)** is not an underwriter, broker or other person who will participate, by contractual undertaking, in the distribution of the securities offered hereunder.

ARTICLE 9

GENERAL COVENANTS

As long as the Loans are outstanding and remain unpaid and unless the Lenders shall otherwise consent in writing, the Borrower agrees to do or cause to be done the following:

9.1   **Preservation of Legal Personality and Obtaining of Authorizations**. Each of the Companies shall preserve and maintain its legal personality and all rights, authorizations, permits and licences necessary for the normal course of its business and all consents of all civil servants, organizations or intermediaries of any federal, provincial or local government authorities or of any political bodies thereof required in the normal course of its business and make itself and remain eligible and authorized to carry on business in every jurisdiction in which the nature of its property or its business require that it make itself or remain eligible or obtain such authorization and in which the failure to make itself thereby eligible would, alone or as a whole, have a Material Adverse Effect.

9.2   **Compliance of Operations with Applicable Laws**.   Except as otherwise indicated herein, each of the Companies shall ensure that proper and lawful records and books of account are kept and make true and faithful entries of all dealings and transactions in relation to its business, all in accordance with generally accepted accounting principles applied on a consistent basis.

9.3   **Payment of Taxes and Debts**. Each of the Companies shall pay and discharge all taxes, assessments or other governmental charges or levies imposed upon it or upon its earnings or income and upon any property belonging to it prior to the date on which penalties attach thereto; however, no such taxes, assessments or charges need be paid if they are being contested in good faith by appropriate proceedings and for which appropriate reserves shall have been set aside on the appropriate books, in accordance with generally accepted accounting principles applied on a consistent basis, but only so long as foreclosure, seizure, attachment or similar proceedings have not been commenced.

9.4   **Ratio of Indebtedness to Shareholders' Equity**.   The Borrower agrees to maintain at all times an Indebtedness to Shareholders' Equity ratio of 1 to 1, determined based on the consolidated financial statements of the Borrower as published by SEDAR from time to time.

9.5   **Payment of Legal Fees and Other Expenses**. The Borrower shall pay upon demand all reasonable legal, notarial, consulting and professional fees and disbursements incurred from time to time by any of the Lenders in connection with:

9.5.1   the negotiation, preparation and delivery of this Agreement, the other Lenders' Documents as well as any ancillary document thereto and their publication, registration or filing with any regulatory authority;

9.5.2   any advice sought by the Lenders or any one thereof on the interpretation of this Agreement, any of the other Lenders' Documents, the amendment or waiver of rights under this Agreement or the other Lenders' Documents and, in all cases, in anticipation of or for the purpose of determining whether or not the Lenders shall or may exercise any or all of their rights and recourses under this Agreement;

9.5.3   the collection of any moneys due hereunder, including the exercise of hypothecary recourses; and

9.5.4   the due diligence required before carrying out the transactions contemplated by this Agreement and the other Lenders' Documents;

provided, however, that the obligations of the Borrower under sub-sections 9.5.1 and 9.5.4 as they relate to the legal fees of Fasten Martineau DuMoulin LLP, legal counsel to the Lenders and Norton Rose, special legal counsel to the Lenders for the Federal Republic of Germany, shall be paid on demand, provided it is accompanied by a copy of the statement of account issued by the latter for the professional services rendered.

9.6   **Shares Traded on the Stock Exchange**. The Borrower agrees to use its best efforts to ensure that the Shares remain listed on the Toronto Stock Exchange and on the Nasdaq National Market and that it retains its status as reporting issuer (or the equivalent) in good standing pursuant to securities legislation applicable to the jurisdictions in Canada and the United States of America.

9.7   **Undertakings in Favour of the Fund**. The Borrower agrees in favour of the Fund to do the following:

9.7.1   contribute, as of the Closing Date, with and at the same time as its employees residing in Quebec, to the acquisition of shares of the Fund, at a rate of one dollar for every dollar invested by an employee, up to $250 per employee, per year;

9.7.2   set up a payroll payment plan to allow employees to purchase shares of the Fund through direct deductions every pay period;

9.7.3   set up a tax relief mechanism for contributions to the Fund, both provincially and federally; and

9.7.4   contribute, as of the Closing Date, to the *Fondation de la formation économique du Fonds de solidarité des travailleurs du Québec (F.T.Q.)* at a rate of $40 (plus tax) per employee residing in Quebec, annually. Such amount shall be payable within thirty (30) days of the end of each fiscal year.

ARTICLE 10

INFORMATION COVENANTS

As long as the Loans are outstanding and remain unpaid and unless the Lenders shall otherwise consent in writing, the Borrower agrees that it will provide or cause to be provided to each of the Lenders:

10.1 **Annual Financial Statements and Information**. Within 140 days of the end of each fiscal year of the Companies, the balance sheet of each of the Companies as of the end of such fiscal year and the statement of operating results, statement of shareholders' equity and statement of changes in the financial situation for the fiscal year, giving in comparative form in each case, where applicable, figures as of the end of the previous fiscal year, the whole accompanied by a report of an independent firm of chartered accountants, the scope and substance of whose opinion shall be reasonably satisfactory to the Lenders;

10.2 **Budgets, etc**. Within 10 days of its approval by the board of directors of the Borrower, its budget for the coming fiscal year with all supporting documents and information (including, without limitation, the assumptions on which such budget is based).

10.3 **Other Information**. From time to time and promptly upon each request, the data, certificates, reports, statements, documents or further information regarding its business, assets, liabilities, financial position or results of operations of the Companies as any Lender may reasonably request.

10.4 **Notice of Litigation and Other Matters**. Prompt notice of the following events after the Borrower becomes aware thereof (which notice shall in any event be given within 10 Business Days after the Borrower has become aware thereof):

10.4.1   any notice, letter or other document informing a Company that it is in breach of any regulation, policy, law, decree, order, judgement, administrative policy, guideline, code, standard, rule, authorization, certificate, licence, permit or other rule applicable thereto, which breach may have a Material Adverse Effect;

10.4.2   a copy of any institution or contestation of any material legal proceeding to which a Company is a party;

10.4.3   any notice, letter or other document informing a Company of the occurrence of a material default under contracts to which it is a party; and

10.4.4   any material change relating to the business, assets, liabilities, financial situation, operating results or business prospects of the Borrower other than changes which would not result in a Material Adverse Effect.

ARTICLE 11

<u>NEGATIVE COVENANTS</u>

11.1 <u>**Covenants Respecting Zentaris**</u>. So long as the Loans are outstanding and remain unpaid and unless the Lenders shall otherwise consent in writing, the Borrower agrees to cause Zentaris to not do the following:

11.1.1 <u>**Liquidation, Dissolution, Merger, etc**</u>. Liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation, or agree to do any of the foregoing, at any future time, it being understood that Zentaris may enter into any transaction of amalgamation, merger or consolidation provided that the company resulting from the amalgamation, merger or consolidation remains bound by the covenants and obligations of Zentaris pursuant to the Lenders' Documents to which it is a party and that the value of the Liens granted to the Lenders pursuant to the Lenders' Documents is not thereby reduced as a result of such amalgamation, merger or consolidation and more specifically, without limitation, that the Liens granted on the shares of Zentaris shall charge all the issued and outstanding shares of the company resulting from such amalgamation, merger or consolidation and that such Liens will also be first-ranking (subject to the Permitted Encumbrances of Zentaris);

11.1.2 <u>**Sale**</u>. Sell, alienate, assign, lease or otherwise dispose (a "**Disposition**") of all or part of its property or assets, which it currently owns or will own or acquire in the future, or grant any licence for the use or marketing of its Intellectual Property, subject, however, to **(i)** the Disposition of the property or assets (other than the Intellectual Property) in the normal course of business and for the purpose of carrying on same, **(ii)** the conclusion of licences for the use or marketing of its Intellectual Property provided that each such licence is subject to terms and conditions which do not or could not have a Material Adverse Effect, and **(iii)** the sale of damaged, unnecessary or out-of-date property;

11.1.3 <u>**Indebtedness**</u>. Create, assume, incur or otherwise become or remain obliged with respect to or suffer to exist any indebtedness other than indebtedness: **(i)** outstanding on the Closing Date of this Agreement or resulting from an undertaking to make amounts available to Zentaris and in existence on the Closing Date of this Agreement; **(ii)** representing the purchase or lease price of property or a service incurred in the normal course of business of Zentaris and for the purpose of carrying on same; **(iii)** towards the Borrower; **(iv)** guaranteed by a Permitted Encumbrance of Zentaris; **(v)** which is not already permitted by this Article and the capital amount of which does not exceed, alone or with the capital amount of other indebtedness which is not allowed under this sub-section, $1,500,000;

11.1.4 <u>**Investments**</u>. Grant any loan, advance, credit, contribution of capital or investment in or to any person other than its affiliated companies in the normal course of business of such affiliated companies;

11.1.5   **Liens**. Create, assume or suffer to exist, directly or indirectly, any Lien upon any of its present or future property, subject to the Permitted Encumbrances of Zentaris;

11.1.6   **Change in Business**. Effect any material change in the nature of its business, cease to carry on business or suspend its operations;

11.1.7   **Shareholding**. Issue shares or other rights convertible into shares of Zentaris to a person other than the Borrower.

11.2   **Covenants Respecting the Borrower**. So long as the Loans are outstanding and remain unpaid and unless the Lenders shall otherwise consent in writing, the Borrower agrees not to do the following:

11.2.1   **Liquidation, Dissolution, Merger, etc**. Liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation, or agree to do any of the foregoing, at any future time, it being understood that the Borrower may enter into any transaction of amalgamation, merger or consolidation provided that **(i)** the company resulting from the amalgamation, merger or consolidation remains bound by the covenants and obligations of the Borrower pursuant to the Lenders' Documents to which it is a party, and **(ii)** the value of the Liens granted to the Lenders pursuant to the Lenders' Documents is not thereby reduced as a result of such amalgamation, merger or consolidation including, without limitation, that the Liens granted shall charge all the present and future property of the company resulting from the merger which is qualified as Hypothecated Property and that such Liens will also be first-ranking (subject to the Permitted Encumbrances of the Borrower) and **(iii)** as determined on a *pro forma* basis on the date of the merger, amalgamation or consolidation, taking into consideration the financial information of the Borrower and of the other company or companies involved in such merger, amalgamation or consolidation, as if such merger, amalgamation or consolidation had taken place on such date, the company resulting from such merger, amalgamation or consolidation would have an Indebtedness to Shareholders' Equity ratio of no more than 1 to 1;

11.2.2   **Sale**. Proceed with a Disposition of all or part of its Hypothecated Property, which it currently owns or will own or acquire in the future, or grant any licence for the use or marketing of its Intellectual Property, subject, however, to **(i)** the Disposition of the property or assets (other than the Intellectual Property) in the normal course of and for the purpose of carrying on same, **(ii)** the conclusion of licences for the use or marketing of its Intellectual Property provided that each such licence is subject to terms and conditions which do not or could not have a Material Adverse Effect, and **(iii)** the sale of damaged, unnecessary or out-of-date property;

11.2.3   **Dividends, Distribution**. Declare or pay any dividend, return capital to its shareholders or authorize or make any other payment, distribution or delivery of property or money to its shareholders or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, shares of any class in its share capital now or hereafter outstanding or set aside any funds for any of the foregoing purposes, it being understood that the Borrower may declare or pay **(i)** any dividend which would be financed from the funds resulting from a transaction on the shares held by the Borrower in Atrium Biotechnologies inc. and **(ii)** any dividend in kind made up of securities of Atrium Biotechnologies inc;

11.2.4 **Liens**. Create, assume or suffer to exist, directly or indirectly, any Lien on any property it now holds or may acquire or hold hereafter, subject to the Permitted Encumbrances of the Borrower;

11.2.5 **Change in Business**. Effect any material change in the nature of its business, cease to carry on business or suspend its operations.

ARTICLE 12

EVENTS OF DEFAULT AND REALIZATION

12.1 **Event of Default**. The occurrence of any of the following events so long as the Loans are outstanding constitutes an Event of Default (herein referred to as an "**Event of Default**"):

12.1.1 should the Borrower fail to make, as and when same is due, any payment of principal on the Term Loans or any payment of interest thereon, subject, in the latter case, to the right of the Borrower to capitalize it in accordance with the provisions of sections 3.6 and 3.7;

12.1.2 should a Lender be prevented, for any reason whatsoever which is not attributable to such Lender, from exercising its conversion right under Article 3, or should the Borrower be prevented, for any reason whatsoever which is not attributable to such Lender, from issuing Shares on the relevant Conversion Date or should the Shares cease to be listed for trading on the Toronto Stock Exchange and such Default is not remedied within five (5) Business Days following the date on which it occurs;

12.1.3 should the Borrower fail to make, as and when same is due, any payment of fees or accessories contemplated by this Agreement and such Default is not remedied within seven (7) Business Days of the date on which a Lender has given it written notice; or

12.1.4 should any of the Companies fail to fulfill the obligations or undertakings related to such Company hereunder or the other Lenders' Documents, other than the undertakings contemplated by the above sub-sections, and such Default is not remedied within 20 Business Days of the date on which a Lender has given the Borrower written notice;

12.1.5 should a Company make an assignment for the benefit of its creditors, or file or consent to the filing of a petition in bankruptcy, a proposal or a notice of intention under any legislation governing bankruptcies of any jurisdiction whatsoever or be adjudicated insolvent or bankrupt, or petition or apply to any tribunal for any receiver, trustee, liquidator or sequestrator of, or for any substantial portion of, its property; or should a Company commence any proceeding relating to it or its property or any substantial portion of its property under any reorganization, arrangement, readjustment, composition or liquidation law of any jurisdiction, whether now or hereafter in effect (any of which proceeding, including, without limitation, the making of an assignment for the benefit of creditors, or the filing or consenting to the filing of a petition in bankruptcy, a proposal or a notice of intention under any such bankruptcy legislation, shall be referred to in this Article as a "**Proceeding**"); or should there be commenced against a Company any Proceeding and such Proceeding remains undismissed for a period of 30 days; or any receiver, liquidator or sequestrator of a Company or any substantial portion of its property is appointed or should a Company consent to or approve or accept any Proceeding or the appointment of any receiver, liquidator or sequestrator for itself or any substantial portion of its property; or

12.1.6   should any statement, certificate, report or representation, including the representations and warranties under Article 6, which has been given by or on behalf of the Borrower to the Lenders in connection with this Agreement or the other Lenders' Documents, prove at any time to be substantially incorrect; or

12.1.7   should a Company default with respect to any Indebtedness with respect to money borrowed (other than indebtedness created under this Agreement) the amount of which, in the aggregate, exceeds $300,000, or the equivalent thereof in any other currency, other than indebtedness the validity of which is being contested diligently and in good faith by or on behalf of such Company by appropriate proceedings and for which no foreclosure, seizure, attachment or similar proceedings shall have been commenced; or

should any of the representations and warranties given by the Borrower in connection with the Subscription Agreement prove to be substantially incorrect; or|ConvF_L3|ZZMPTAG|

should a Company permanently cease operations or notify the Lenders of its intention to do so.|ConvF_L3|ZZMPTAG|

12.2   **Remedies**. Should an Event of Default have occurred and be continuing, each Lender may declare as being immediately due and payable the entire amount of its Loan and exercise any and all of its rights and recourses hereunder, the other Lenders' Documents or the law.

12.3   **Application of Payments**. Notwithstanding the provisions of article 1572 of the *Civil Code of Québec* as well as any other legal rule governing the application of payments, each Lender may apply the proceeds of realization to the portion of the Loan of such Lender owed by the Borrower under this Agreement, as such Lender deems appropriate.

12.4   **Notices**. Save as otherwise expressly provided for herein, no notice or *mise en demeure* of any kind shall be required to be given to the Borrower by the Lenders or any of them for the purpose of putting the Borrower in default, the Borrower being in default by the mere lapse of time allowed for the performance of an obligation or by the mere happening of any event constituting an Event of Default, subject, where applicable, to the time limits prescribed by section 12.1.

12.5 **Dealings with the Borrower**. The Lenders may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower as they see fit, without prejudice to the liability of the Borrower or to the Lenders' rights.

ARTICLE 13

MISCELLANEOUS

13.1 **Notices.** Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is given or permitted to be given or made under this Agreement, when delivered to such party or received by such party (by certified mail, postage prepaid, or by fax or hand delivery) at its address and attention set forth below its signature or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.

13.2 **Rights and Recourses Cumulative**. The rights and recourses of the Lenders under this Agreement shall be cumulative and not exclusive of any right or recourse which each Lender would otherwise have, and no failure or delay by the Lenders in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right.

13.3 **Assignments by the Borrower**. The rights of the Borrower hereunder are declared to be purely personal and therefore may not be assigned or transferred, nor may the Borrower assign or transfer any of its obligations, any such assignment being null and void and rendering any balance then outstanding of the sums mentioned above immediately due and payable at the option of each Lender.

13.4 **Assignments by the Lenders**. The rights, including, without limiting the generality of the foregoing, the Term Loan of each Lender hereunder may be assigned or transferred, in whole or in part, to one or more assignees (at the expense of the latter or the Lender in question) and in one or more transactions, provided the assignee Lender has obtained the prior written consent of the Borrower provided, however, that the consent of the Borrower shall not be required where:

the assignment occurs when an Event of Default has occurred and is continuing;

the assignment is made by the Fund in favour of SGF, a specialized fund or a fund representing itself as a member of its group;|ConvF_L3|ZZMPTAG|

the assignment is made by SGF in favour of **(i)** the Fund, **(ii)** the government of Quebec, **(iii)** a body in which the government of Quebec holds a financial interest, **(iv)** a body designated or approved by the government of Quebec notably in connection with the transfer of the investment portfolio of SGF, **(v)** any body having similar objects to those of SGF or its parent company, **(vi)** the parent company of SGF, or **(vii)** any subsidiary of SGF or its parent company. |ConvF_L3|ZZMPTAG|

However, in all cases, the assignee Lender shall notify any other Lender and the Borrower thereof.

In addition, no assignment may take place where the assignee is considered to be a non-resident of Canada within the meaning of the *Income Tax Act* (Canada).

13.5 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument. A party may execute this Agreement by signing any counterpart of this Agreement.

13.6 **Severability**. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

13.7 **Indemnification**. Without prejudice to any other recourse by a Lender, the Borrower agrees to indemnify each of the Lenders and hold them harmless from and against any and all reasonable damages, losses and expenses, direct or indirect, which may be imposed on, incurred by or asserted against them as a result of any inaccuracy of the representations and warranties or breach of the undertakings of the Borrower contained herein (including any damages, losses or expenses, such as reasonable legal fees and other legal costs suffered or incurred as a result of a claim by a third party).

ARTICLE 14

FORMAL DATE

14.1 **Formal Date**. For the purpose of convenience, this Agreement may be referred to as bearing the formal date of March 31, 2003 irrespective of the actual date of its execution.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and at the place first hereinabove mentioned.

AETERNA LABORATORIES INC.

Per: _____

Address: 1405 boulevard du Parc Technologique
Quebec City, Quebec
G1P 4P5

Attention: Vice-President, Legal Affairs and
Secretary

Fax: (418) 652-0881

LE FONDS DE SOLIDARITÉ DES TRAVAILLEURS DU QUÉBEC (F.T.Q.)

Per: _____
Jean-Denis Dubois

and Per: _____
Serge Lapointe

Address: 545 Crémazie E.
Montreal, Quebec
H2M 2W4

Attention: Legal Department

Fax: (514) 383-2500

SGF SANTÉ INC.

Per: _____

Francis Bellido, President

and Per: _____

Marc Paquet, Secretary

Address: 600 De la Gauchetière St. W.
Suite 1700
Montreal, Quebec
H3B 4L8

Attention: The Secretary

Fax: (514) 395-8055

SCHEDULE "A"

DEFINITIONS

"**Borrower**" means Aeterna Laboratories Inc., a corporation duly incorporated under the *Canada Business Corporations Act*, and includes any successor thereof;

"**Business Day**" means any day excluding Saturday, Sunday and any other day which in Montreal, Canada is a legal holiday or a day on which banking institutions are authorized by law or by local proclamation to close;

"**Closing Date**" means March 31, 2003;

"**Companies**" means collectively the Borrower and Zentaris and "**Company**" means either of them;

"**Conversion Date**" means the date on which the Borrower receives a Conversion Form duly signed by a Lender regarding the exercise by such Lender of the conversion of all or part of the Term Loan of such Lender and the accrued and unpaid interest thereon;

"**Conversion Form**" means a form substantially the same as the one attached hereto as Schedule "F";

"**Conversion Price**" means the price which results when 1.25 is multiplied by the weighted average price of the Shares traded on the Toronto Stock Exchange (TSX) for the ten (10) trading days immediately preceding the Closing Date, namely $5.05 per Share;

"**CVMQ**" means the Commission des valeurs mobilières du Québec;

"**CVMQ Decision**" means Decision number 2001-C-0507 of the CVMQ dated November 13, 2001;

"**Default**" means any of the events specified in section 12.1, the occurrence or failure to occur of which, as the case may be, constitutes, or with the passage of time or the giving of notice or both, would constitute an Event of Default;

"**Disposition**" has the meaning ascribed to it in sub-section 11.1.2;

"**Event of Default**" has the meaning ascribed to it in section 12.1;

"**Fund**" means Fonds de solidarité des Travailleurs du Québec (F.T.Q.), a company duly constituted under the Act to establish the Fonds de solidarité des Travailleurs du Québec (F.T.Q.), and includes any successor or assign thereof;

"**Hypothecated Property**" has the meaning ascribed to it in section 5.1;

"**Indebtedness**" means, at any time, determined based on the consolidated financial statements of the Borrower, the total, at such time, of the long-term debt and the short-term portion of the long-term debt of the Borrower and of its subsidiaries with respect to borrowed money;

"**Intellectual Property**" means any right to trade-marks and trade names, patents, patent applications, discoveries, procedures, drawings and in particular industrial drawings, inventions, specifications, software, technical information, know-how, technology, formulas, copyright, data bases, data, models, patterns, prototypes used or being developed, results and knowledge resulting directly or indirectly from the realization of research and development projects and which are not in the public domain, including all improvements or amendments to any of the foregoing rights, rights related to their registration, applications for registration or their renewal, in all territories or jurisdictions, licenses, sub-licenses, concessions and all other intellectual property rights required for, related to or resulting from the operation of a business;

"**Interlender Agreement**" means the interlender agreement entered into on the Closing Date between SGF and Fund, as it may be amended, modified or restated from time to time;

"**Lenders**" means collectively SGF and the Fund and includes any successor and assign thereof, and "**Lender**" means any of them;

"**Lenders' Documents**" means, collectively, this Agreement, the Security Documents, the Interlender Agreement, the undertaking of Zentaris contemplated by sub-section 6.1.4 and any other document or agreement ancillary thereto;

"**Lien**" means **(i)** any right of set-off or combination of accounts intended to secure the payment or performance of an obligation, **(ii)** any interest in property securing an obligation or a claim by a person other than the owner of such property (which, for the purposes hereof, shall include any possessor under a title retention agreement and a lessee under a capital lease or in a sale and leaseback transaction) including by way of hypothec, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, capitalized lease, discount, factoring or securitization arrangement deemed a trust, **(iii)** any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and **(iv)** any agreement purporting to grant any of the foregoing rights or interests;

"**Loan**" means, with respect to any Lender, at any time, the Term Loan of such Lender and any other amounts in principal, interest, fees and accessories and interest on interest in arrears, in each case, due and payable to such Lender hereunder and "**Loans**" shall collectively refer to the Loans of all the Lenders;

"**Material Adverse Effect**" means a material adverse effect on the financial situation, activities, internal operations, outlook, shareholders' equity or operating results of any of the Companies;

"**Maturity Date**" means March 31, 2006;

"**Permitted Encumbrances**" means collectively the Permitted Encumbrances of the Borrower and the Permitted Encumbrances of Zentaris;

"**Permitted Encumbrances of the Borrower**" means, with respect to the Borrower:

1.   any present and future Lien granted by the Borrower on its property which is not Hypothecated Property;

2.   the Purchase Money Liens which guarantee one or more debts;

3.   any Lien for taxes, assessments or other governmental charges or levies not yet due and not in default or, if due, the validity of which is being contested diligently and in good faith by or on behalf of the Borrower, provided that the Borrower, if required by generally accepted accounting principles in Canada, applied consistently, has made adequate provision in its books with respect thereto and that there is no reserve by the auditors of the Borrower with respect thereto;

4.   any Lien resulting from any judgment rendered or claim filed against the Borrower, which the Borrower or third parties on its behalf shall be contesting diligently and in good faith, provided the Lenders have received the security they may have asked for, acting reasonably, to guarantee that such contestation will not lead to the confiscation of any part of the assets of the Borrower;

5.   the pledges resulting from deposits made pursuant to laws relating to workmen's compensation, employment insurance, retirement, social insurance or other similar laws, or deposits made in good faith in connection with offers, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of money borrowed), deposits of cash or securities in order to secure appeal bonds or bonds required in respect of judicial proceedings;

6.   any Lien of any craftsman, workman, builder, contractor, supplier of materials, architect, engineer or subcontractor or any other similar Lien related to the construction or the maintenance of the Borrower's assets, provided that any such Lien is not registered or published or that the Borrower has not received a notice in respect of same in accordance with the provisions of any law or, should any such notice have been given or any such Lien be registered or published, provided the Borrower or others on its behalf shall be contesting diligently and in good faith the validity of any such Lien and that the Lenders have received the security which they may have asked to guarantee that such contestation will not lead to the confiscation of any part of the assets of the Borrower;

7.   the restrictions, rights of way, servitudes or similar real rights (including, without limiting the generality of the foregoing, the rights of way and servitudes for railways, sewers, conduits, pipelines for gas and oil, gas and water mains, electric, telephone and telegraph conduits, poles and cables or television cables) granted to or in favour of other persons which, as a whole, do not materially impair the use, in connection with the operations of the Borrower, of the property in question;

8.   the right reserved or given to any municipality or other government or public body pursuant to any lease, license, franchise, grant or permit obtained by the Borrower or any right resulting from a statutory provision, to terminate such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to its continuance;

9.   any restrictions, limitations, conditions and provisions affecting an immovable set forth in any initial concession of such immovable granted by the Crown, statutory exception on the property titles and mining rights reserves;

10.   minor title defects or irregularities which, in the aggregate, will not materially impair the use for which the property is held by the Borrower;

11.   the Liens granted by the Borrower on its receivables and inventory to guarantee to the Royal Bank of Canada the obligations of the Borrower towards it with respect to letters of credit issued by the Royal Bank of Canada at the request of the Borrower in favour of suppliers of shark cartilage, provided, however that the aggregate amount of all such outstanding letters of credit at any time does not exceed $920,000;

12.   the security granted to the Lenders hereunder;

13.   the rights resulting from a lease registered in the Register of personal and movable real rights (the "**RPMRR**") under numbers 00-0166114-0007 and 02-0410590-0001;

14.   the ownership rights of the lessor registered in the RPMRR under numbers 00-0297536-0009, 01-0429809-0009 and 02-0157173-0002;

15.   the reserve of ownership registered in the RPMRR under number 02-00700080-0001;

16.   any Lien expressly authorized in writing from time to time by the Lenders;

"**Permitted Encumbrances of Zentaris**" means, with respect to Zentaris, the Liens mentioned or referred to in Schedule "E";

"**Purchase Money Lien**" means **(i)** any Lien created, given, granted or assumed on any movable property upon the purchase thereof or the purchase of which is the object of a title retention agreement or the lease of which is the object of a lease or lease-back agreement, provided that such Lien is confined to the property so purchased or leased, that it be created, given, granted or assumed at approximately the same time as the purchase or lease of such property and that the principal amount being secured by such Lien does not exceed, on the date of any such purchase or lease, one hundred percent (100%) of the cost of such property; and **(ii)** any renewal, refinancing or extension of any Lien referred to in sub-section (i) above granted to secure a principal amount not greater than the outstanding principal amount of the indebtedness secured immediately prior to such renewal, refinancing or extension;

For the purposes hereof, the amount at any time of any Purchase Money Lien which constitutes a lease or lease-back contemplated above shall, to the extent that it is capitalized, be the capitalized amount thereof, at such time, determined in accordance with generally accepted accounting principles in Canada, applied consistently;

"**Security Documents**" means collectively all the documents contemplated by or referred to in Article 4;

"**SGF**" means SGF Santé Inc., a company duly incorporated under Part IA of the *Companies Act* (Quebec), and includes any successor or assign thereof;

"**Shareholders' Equity**" means, at any time, determined based on the consolidated financial statements of the Borrower, the shareholders' equity at such date;

"**Shares**" means the subordinate voting shares of the Borrower, subject to the adjustments contemplated by sections 4.7 and 4.8;

"**Subscription Agreement**" means the subscription agreement entered into on April 9, 2002 between the Borrower, SGF and the Fund, as it may be amended, modified or restated from time to time;

"**Term Loan**" means at any time, with respect to any Lender, the capital amount advanced by such Lender to the Borrower hereunder which remains outstanding at this time, and includes any interest capitalized in accordance with the provisions of sections 3.6 and 3.7, and "**Term Loans**" shall collectively refer to the Term Loans of all the Lenders;

"**this Agreement**", "**this Credit Agreement**", "**these presents**, "**herein**", "**hereby**", "**hereunder**" and similar expressions refer collectively to this credit agreement and the accompanying schedules and any and every deed or instrument which is ancillary hereto, the whole as same may be amended, supplemented or restated from time to time;

"**Zentaris**" means Zentaris GmbH, a legal person constituted under the laws of the Federal Republic of Germany resulting from the merger of Blitz F02-570 GmbH and Zentaris AG, and includes any successor or assign thereof.

"**1933 Act**" means the American statute entitled *Securities Act of 1933*, as amended;

SCHEDULE "B"

<u>INTELLECTUAL PROPERTY</u>

SCHEDULE "C"

<u>INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS</u>

The European company Picsou SAH (of Luxembourg), which uses a logo almost identical to that of the Company, has filed an application to register a trade-mark for its logo. In January 2002 the Company filed an opposition to such application based on prior use (and not on pre-registration) and it is currently gathering proof of such prior use.

SCHEDULE "D"

<u>NON-COMPETITION</u>

Several distribution contracts entered into between Atrium or Unipex (or any of its subsidiaries) and their suppliers contain an exclusivity undertaking in favour of the supplier relating to the product distributed by Atrium or Unipex (or any of its subsidiaries), as the case may be (generally to the effect that Atrium or Unipex (or any of its subsidiaries), as the case may be, may not distribute the same type of product on behalf of another competing supplier) and grant marketing rights for territories defined in such contracts, such undertakings being common in their industry.

**SCHEDULE "E"**

**PERMITTED ENCUMBRANCES OF ZENTARIS**

"**Permitted Encumbrances of Zentaris**" has the same meaning as is given the expression "**Permitted Encumbrance**" in the document attached to this Schedule "E".

SCHEDULE "F"

<u>CONVERSION FORM</u>